United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

Financial Statements — September 30, 2010
BR GAAP
Filed at CVM and SEC on 10/27/10
Gerência Geral de Controladoria — GECOL

Vale S.A.
INDEX TO CONDENSED FINANCIAL STATEMENTS

Nr.
Report of Independent Registered Public Accounting Firm	2

Condensed Balance Sheets as of September 30, 2010 and December 31, 2009	4

Condensed Statements of Income for the three-month periods ended September 30, 2010, and 2009 and for nine-month periods ended September 30, 2010 and 2009	5

Condensed Statements of Comprehensive Income (Deficit) for the three-month periods ended September 30, 2010, and 2009 and for the nine-month periods ended September 30, 2010 and 2009	6

Condensed Statements of Changes in Stockholders’ Equity and for the nine-month periods ended September 30, 2010 and 2009	7

Condensed Statements of Cash Flows for the nine-month periods ended September 30, 2010 and 2009	8

Condensed Statements Added Value for the nine-month periods ended September 30, 2010 and 2009	9

Notes to the Condensed Financial Statements	10

(A free translation of the original in Portuguese)
Report of Independent Accountants
on the Limited Review
To the Board of Directors and Stockholders
Vale S.A.
1
We have carried out a limited review of the interim condensed financial information individual and consolidated of Vale S.A. and its subsidiaries, for the period of nine-months ended September 30, 2010, comprising the condensed balance sheet in September 30, 2010 and the condensed statements of operations, changes in stockholders’ equity, comprehensive income, cash flows, value added and notes, related to the period ended September 30, 2010 and 2009, prepared under the responsibility of the Company’s management.

2
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (“Instituto de Auditures Independentes do Brasil — IBRACON, and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the relevant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3
Based on our limited review, we are not aware of any significant adjustments which should be made to the interim condensed financial information referred to above for it to be in accordance with the Technical Pronouncement CPC 21 — Interim Financial Reporting, applicable to the preparation of interim financial information.

4
As mentioned in Note 3, the Brazilian Securities Commission (“Comissão de Valores Mobiliários — CVM”) approved several Technical Pronouncements, Interpretations and Orientations issued by the Comité de Pronunciamentos Técnicos — CPC, valid for 2010, that has changed the accounting practices adopted in Brazil. These changes were adopted and disclosed by the Company in the preparation of the interim condensed financial information for the period of nine-months ended

PricewaterhouseCoopers, Rua da Candelária 65, 11°, 14°, 15° e 16°, Cjs. 1302 a 1304, Rio de Janeíro, RJ, Brasil 20091-020 Caixa Postal 949, T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

Vale S.A.
September 30, 2010. The interim condensed information for the preceding periods, presented for comparative purposes, were adjusted to include the changes in accounting practices adopted in Brazil for 2010 and are being restated in accordance with CPC 23 — Accounting Policies, Changes in Accounting Estimates and Correction of Errors (“Políticas Contábeis, Mudança de Estimativa e Retificação de Erros”).
Rio de Janeiro, October 27, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/o-5 “F” RJ

Marcos Donizete Panassol
Contador CRC 1SP155975/o-8 “S” RJ

Condensed Financial Statements
(A free translation from the original in Portuguese, accounting principles adopted in Brazil)
Condensed Balance Sheets

Balances as of	In thousands of Reais

		Consolidated		Parent Company
	Notes	September 30, 2010	December 31, 2009 (I)	September 30, 2010	December 31, 2009 (I)
		(unaudited)		(unaudited)
Assets

Current assets
Cash and cash equivalents	6	16,949,476	13,220,599	4,628,686	1,249,980
Short term investments	7	—	6,524,906	—	—
Accounts receivable from customers		13,181,545	5,642,820	16,663,629	3,360,426
Related parties	8	162,491	144,029	1,558,529	4,359,807
Inventories	9	7,773,317	5,913,024	2,201,480	1,881,583
Recovarable taxes		2,489,145	2,684,662	1,902,274	1,880,888
Unrealized gains on derivative instruments		39,773	182,932	—	—
Advances to suppliers		551,895	872,287	525,421	751,409
Others		1,474,038	1,579,687	312,393	154,816

		42,621,680	36,764,946	27,792,412	13,638,909
Assets held for sale	10	11,473,777	—	—	—

		54,095,457	36,764,946	27,792,412	13,638,909
Non-current assets
Long-term receivables
Related parties	8	859	63,710	2,156,232	1,842,485
Loans and financing		258,454	285,894	160,392	135,906
Prepaid expenses		267,567	294,550	—	—
Judicial deposits	15	2,930,331	3,108,522	2,065,269	2,433,036
Advances to suppliers — energy		—	889,227	—	—
Deferred income tax and social contribution		2,301,551	2,760,226	1,639,250	2,049,677
Recovarable taxes		503,333	1,539,910	127,911	157,993
Unrealized gains on derivative instruments	23	1,806,798	1,506,084	1,480,965	1,097,690
Others		800,398	546,933	510,452	357,632

		8,869,291	10,995,056	8,140,471	8,074,419
Investments		4,699,889	4,589,890	88,912,744	87,894,653
Intangible assets	12	24,326,695	22,604,578	18,871,403	17,312,970
Property, plant and equipment	13	117,686,814	102,495,433	36,090,912	33,882,584
Biological assets		261,255	288,286	21,708	285,117

		146,974,653	129,978,187	143,896,767	139,375,324

Total of assets		209,939,401	177,738,189	179,829,650	161,088,652

Liabilities, and stockholders’ equity
Current liabilities
Treasury stock payable		901,499	—	901,499	—
Suppliers		6,140,599	3,848,855	3,434,042	2,382,899
Payroll and related charges		1,603,608	1,556,360	1,051,497	1,009,912
Current portion of long-term debt	—	6,310,847	5,310,606	2,213,232	2,053,280
Short-term debt	—	928,661	646,325	—	—
Related parties	8	12,711	33,468	5,760,837	7,342,680
Taxes payable and royalties		495,467	255,915	139,745	97,317
Provision for income taxes		1,249,331	366,132	772,497	—
Employees postretirement benefits		378,636	292,756	223,524	160,740
Railway sub-concession agreement payable		550,174	496,262	—	—
Unrealized losses on derivative instruments	23	155,606	263,595	—	—
Provision for asset retirement obligations	16	137,659	157,048	101,212	121,485
Dividends payable		711,148	2,907,283	711,148	2,907,283
Interest on mandatorily convertible notes		237,288	275,527	—	—
Others		1,912,683	1,063,145	556,536	466,129

		21,725,917	17,473,277	15,865,769	16,541,725
Liabilities directly associated with assets held for sale	10	5,141,878	—	—	—

		26,867,795	17,473,277	15,865,769	16,541,725
Non-current liabilities
Pension Plan	17	3,060,371	3,099,313	471,865	636,496
Long-term debt	14	36,489,046	36,132,427	14,727,587	12,071,905
Related parties	8	109,474	103,164	25,101,024	28,110,935
Provisions for contingencies	15	3,760,896	4,201,617	2,212,688	2,730,560
Deferred income tax and social contribution		12,847,032	9,306,370	2,880,736	1,320,215
Unrealized losses on derivative instruments	23	70,246	39,676	—	—
Provision for asset retirement obligations	16	2,127,078	1,930,752	797,410	724,037
Debentures		1,671,340	1,306,258	1,671,340	1,306,258
Others		3,414,607	2,579,794	1,875,204	1,888,406

		63,550,090	58,699,371	49,737,854	48,788,812
Redeemable noncontroling interest		1,128,337	1,272,314	—	—

		64,678,427	59,971,685	49,737,854	48,788,812
Stockholders’ equity
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2009 — 2,108,579,618) issued		19,650,141	18,469,222	19,650,141	18,469,222
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2009 — 3,256,724,482) issued		30,349,859	28,964,971	30,349,859	28,964,971
Mandatorily convertible notes — common shares		453,275	2,584,393	453,275	2,584,393
Mandatorily convertible notes — preferred shares		1,017,172	2,002,618	1,017,172	2,002,618
Treasury stock — 72,577,171 (2009 — 77,581,904) preferred and 35,722,394 (2009 — 74,997,899) common shares		(2,921,658)	(2,470,698)	(2,921,658)	(2,470,698)
Results of noncontrolling operations		685,035	—	685,035	—
Transaction cost of issuance of shares		1,867,210	(160,771)	1,867,210	(160,771)
Equity adjustments		202,713	81,485	202,713	81,485
Cumulative translation adjustments		(9,753,003)	(8,886,380)	(9,753,003)	(8,886,380)
Undistributed retained earnings		72,675,283	55,173,275	72,675,283	55,173,275

Total Company stockholders’ equity		114,226,027	95,758,115	114,226,027	95,758,115
Noncontrolling interests		4,167,152	4,535,112	—	—

Total stockholders’ equity		118,393,179	100,293,227	114,226,027	95,758,115

Total liabilities and stockholders’ equity		209,939,401	177,738,189	179,829,650	161,088,652

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.
The accompanying notes are an integral part of these consolidated financial statements.

(A free translation from the original in Portuguese, accounting principles adopted in Brazil)
Condensed Statements of Income

Period ended in (unaudited)	In thousands of Reais (except as otherwise stated)

		Consolidated				Parent Company
		Three-month		Nine-month		Nine-month
		September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Notes	2010	2009 (I)	2010	2009 (I)	2010	2009 (I)
Operating revenues, net of discounts, returns and allowances
Ore and metals		21,350,712	10,800,999	46,974,316	29,758,033	34,014,050	18,732,013
Aluminum products		1,082,163	1,010,237	3,377,973	3,036,091	384,679	327,460
Logistic services		1,119,516	665,965	2,514,710	1,784,198	1,079,011	803,404
Fertilizer products		1,242,237	218,833	1,765,059	621,166	346,990	218,833
Steel products		274,634	135,770	754,447	412,798	—	—
Others		609,062	376,225	1,345,256	1,203,087	247,117	257,905

Net operating revenues		25,678,324	13,208,029	56,731,761	36,815,373	36,071,847	20,339,615

Cost of products and services
Ores and metals		(5,783,566)	(4,929,263)	(15,734,755)	(14,548,061)	(10,871,176)	(8,378,247)
Aluminum products		(901,806)	(1,017,784)	(2,859,346)	(3,173,012)	(833,487)	(395,167)
Logistic services		(540,888)	(444,552)	(1,551,511)	(1,295,437)	(751,531)	(592,986)
Fertilizer products		(1,170,830)	(91,194)	(1,554,178)	(228,199)	(221,046)	(91,194)
Steel products		(274,377)	(122,845)	(703,457)	(381,080)	—	—
Others		(332,448)	(366,029)	(968,242)	(924,428)	(106,809)	(218,891)

		(9,003,915)	(6,971,667)	(23,371,489)	(20,550,217)	(12,784,049)	(9,676,485)

Gross profit		16,674,409	6,236,362	33,360,272	16,265,156	23,287,798	10,663,130

Operating expenses
Selling, general and administrative expenses		(780,217)	(569,799)	(2,009,557)	(1,651,796)	(1,066,646)	(833,849)
Research and development expenses		(387,064)	(438,163)	(1,059,635)	(1,441,322)	(774,338)	(940,906)
Others	22	(891,994)	(647,102)	(2,643,524)	(2,266,572)	(678,078)	(641,084)

		(2,059,275)	(1,655,064)	(5,712,716)	(5,359,690)	(2,519,062)	(2,415,839)

Operating profit		14,615,134	4,581,298	27,647,556	10,905,466	20,768,736	8,247,291

Equity results		(56,183)	30,262	(12,015)	93,733	5,444,317	(4,076,787)
Financial results, net		64,725	190,181	(2,287,772)	2,444,273	(1,321,365)	9,217,358
Gain (loss) on disposal of assets		—	128,555	—	424,277	—	406,622

Income before income tax and social contribution		14,623,676	4,930,296	25,347,769	13,867,749	24,891,688	13,794,484

Income tax and social contribution
Current		(4,724,053)	(1,396,582)	(6,458,621)	(5,840,420)	(5,165,830)	(5,607,208)
Deferred		753,800	(448,936)	1,543,473	(298,110)	563,665	(557,497)

	11	(3,970,253)	(1,845,518)	(4,915,148)	(6,138,530)	(4,602,165)	(6,164,705)

Net income from continuing operations		10,653,423	3,084,778	20,432,621	7,729,219	20,289,523	7,629,779

Net income from discontinued operations	5	14,610	—	(221,708)	—	(221,708)	—

Net income		10,668,033	3,084,778	20,210,913	7,729,219	20,067,815	7,629,779

Net income attributable to noncontrolling interests		114,345	97,949	143,098	99,440	—	—
Net income attributable to the Company’s stockholders		10,553,688	2,986,829	20,067,815	7,629,779	20,067,815	7,629,779

Basic and diluted earnings per share attributable to Company’s stockholders:
Earnings per preferred share		1.97	0.56	3.80	1.43	3.80	1.43
Earnings per common share		1.97	0.56	3.80	1.43	3.80	1.43
Earnings per preferred share linked to convertible mandatorily notes (*)		1.97	0.56	3.80	0.90	3.80	0.90
Earnings per common share linked to convertible mandatorily notes (*)		1.97	0.56	3.80	1.22	3.80	1.22

(*)	basic earnings per share only, as dilution assumes conversion.

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.
The accompanying notes are an integral part of these consolidated financial statements.

(A free translation from the original in Portuguese, accounting principles adopted in Brazil)

3- Condensed Statements of Comprehensive Income (deficit) Period ended in (unaudited)	In thousands of Reais (Except as otherwise stated)

	Consolidated
	Three-month		Nine-month
	September 30,	September 30,	September 30,	September 30,
	2010	2009 (I)	2010	2009 (I)
Comprehensive income (deficit) is comprised as follows:
Company’s stockholders:
Net income attributable to Company’s stockholders	10,553,688	2,986,829	20,067,815	7,629,779
Cumulative translation adjustments	(1,022,347)	(1,834,961)	(866,623)	(8,253,507)

Unrealized gain (loss) — available-for-sale securities
Gross balance as of the period/year end	(72,625)	(109,222)	(66,756)	(1,842)
Tax (expense) benefit	—	—	(6,327)	—

	(72,625)	(109,222)	(73,083)	(1,842)

Cash flow hedge
Gross balance as of the period/year end	7,201	28,122	313,666	30,121
Tax (expense) benefit	(50,289)	(5,926)	(119,355)	(5,926)

	(43,088)	22,196	194,311	24,195

Total comprehensive income attributable to Company’s stockholders	9,415,628	1,064,842	19,322,420	(601,375)

Noncontrolling interests:
Net income attributable to noncontrolling interests	114,345	97,949	143,098	99,440
Cumulative translation adjustments	(72,302)	96,629	(78,948)	(1,373,247)
Cash flow hedge	—	—	63,033	—

Total comprehensive income (deficit) attributable to Noncontrolling interests	42,043	194,578	127,183	(1,273,807)

Total comprehensive income (deficit)	9,457,671	1,259,420	19,449,603	(1,875,182)

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.
The accompanying notes are an integral part of these consolidated financial statements.

(A free translation from the original in Portuguese, accounting principles adopted in Brazil)
Condensed Statements of Changes in Stockholders’ Equity

Period ended in (unaudited)	In thousands of Reais

			Translation
			cost of	Gain on		Mandatorily						Cumulative		Total company
			issuance	conversion in	Treasury	convertible	Expansion /	Unrealized		Tax	Equity	translation	Retained	stockholders’	Noncontrolling	Stockholders’
	Notes	Capital	of share	shares	stock	notes	Investments	profit	Legal	incentives	adjustments	adjustments	earnings	equity	interests	equity

On December 31, 2008		47,434,193	(160,771)	—	(2,448,490)	3,063,833	38,883,814	38,521	3,383,677	89,844	7,945	5,982,074	—	96,274,640	—	96,274,640

Initial adjustments for adoption of new accounting principles	3	—	—	—	—	—	—	—	—	—	—	—	33,431	33,431	4,691,278	4,724,709
Reclassification of cumulative translation adjustments		—	—	—	—	—	—	—	—	—	—	(5,982,074)	5,982,074	—	—	—

On January 1, 2009 (l)		47,434,193	(160,771)	—	(2,448,490)	3,063,833	38,883,814	38,521	3,383,677	89,844	7,945	—	6,015,505	96,308,071	4,691,278	100,999,349

Net income for the period		—	—	—	—	—	—	—	—	—	—	—	7,629,779	7,629,780	99,440	7,729,219
Treasury stock		—	—	—	(22,208)	—	—	—	—	—	—	—	—	(22,208)	—	(22,208)
Adjustments for adoption on new principles for comparison	3	—	—	—	—	—	—	—	—	—	—	—	(101,357)	(101,358)	—	(101,358)
Additional remuneration of mandatorily convertible notes		—	—	—	—	1,523,178	—	—	—	—	—	—	—	1,523,178	—	1,523,178
Unrealized result of market value		—	—	—	—	—	—	—	—	—	(1,842)	—	—	(1,842)	—	(1,842)
Cumulative translation adjustments		—	—	—	—	—	—	—	—	—	—	(8,253,507)	—	(8,253,507)	(1,373,247)	(9,626,754)
Cash flow hedge		—	—	—	—	—	—	—	—	—	24,195	—	—	24,195	—	24,195
Capital increase		—	—	—	—	—	—	—	—	—	—	—	—	—	424	424

On September 30, 2009 (l)		47,434,193	(160,771)	—	(2,470,698)	4,587,011	38,883,814	38,521	3,383,677	89,844	30,298	(8,253,507)	13,543,927	97,106,309	3,416,404	100,522,713

On January 1, 2010		47,434,193	(160,771)	—	(2,470,698)	4,587,011	45,166,589	—	3,896,124	209,497	81,485	(8,886,380)	5,901,065	95,758,115	4,535,112	100,293,227

Net income for the period		—	—	—	—	—	—	—	—	—	—	—	20,067,815	20,067,815	143,098	20,210,913
Capitalized reserves		2,565,807	—	—	—	—	(2,434,824)	—	—	(130,983)	—	—	—	—	—	—
Gains on conversion in shares		—	2,027,981	—	1,035,852	(3,063,833)	—	—	—	—	—	—	—	—	—	—
Treasury stock		—	—	—	(1,486,812)	—	—	—	—	—	—	—	—	(1,486,812)	—	(1,486,812)
Cumulative translation adjustments		—	—	—	—	—	—	—	—	—	—	(866,623)	—	(866,623)	(78,948)	(945,571)
Cash flow hedge		—	—	—	—	—	—	—	—	—	194,311	—	—	194,311	63,033	257,344
Unrealized result of market value		—	—	—	—	—	—	—	—	—	(73,083)	—	—	(73,083)	—	(73,083)
Non-controlling shareholders’ interest		—	—	—	—	—	—	—	—	—	—	—	—	—	(143,630)	(143,630)
Additional remuneration of mandatorily convertible notes		—	—	—	—	(52,731)	—	—	—	—	—	—	—	(52,731)	—	(52,731)
Assets and Liabilities held for sale		—	—	—	—	—	—	—	—	—	—	—	—	—	(3,207,153)	(3,207,153)
Acquisitions		—	—	685,035	—	—	—	—	—	—	—	—	—	685,035	2,855,640	3,540,675

On September 30, 2010		50,000,000	1,867,210	685,035	(2,921,658)	1,470,447	42,731,765	—	3,896,124	78,514	202,713	(9,753,003)	25,968,880	114,226,027	4,167,152	118,393,179

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.
The accompanying notes are an integral part of these consolidated financial statements.

(A free translation from the original in Portuguese, accounting principles adopted in Brazil)
Condensed Statements of Cash Flows

Period ended in (unaudited)	In thousands of Reais

	Consolidated		Parent Company
	Accumulated		Accumulated
	September 30,	September 30,	September 30,	September 30,
	2010	2009 (I)	2010	2009 (I)
Cash flows from operating activities:
Net income for the period	20,210,913	7,729,219	20,067,815	7,629,779
Adjustments to reconcile net income to cash from operations:
Equity in results of investment	12,015	(93,733)	(5,444,317)	4,076,787
Sale of assets	—	(424,277)	—	(406,622)
Discontinued operations, net of tax	221,708	—	221,708	—
Depreciation, amortization and depletion	3,946,919	3,997,975	1,497,304	1,499,413
Deferred income tax and social contribution	(1,543,473)	298,110	(563,665)	557,497
Foreing indexation and exchange losses (gains), net	821,615	(4,795,107)	(348,728)	(8,746,041)
Loss on disposal of property, plant and equipment	704,871	476,317	2,344,905	337,521
Unrealized derivative losses (gains), net	115,332	(2,282,105)	(97,025)	(2,001,749)
Dividends/interest received	146,938	21,318	783,033	293,817
Others	548,127	(90,256)	618,094	(10,667)

Decrease (increase) in assets:
Accounts receivable	(7,365,036)	1,721,651	(14,346,295)	3,912,881
Inventories	(1,565,057)	2,951,592	(56,553)	698,936
Advances to energy suppliers	—	15,879	—	—
Recovarable taxes	209,495	(331,011)	235,298	2,081,476
Others	6,144	(640,762)	(444,070)	234,532

Increase (decrease) in liabilities:
Suppliers and contractors	2,205,528	(1,426,540)	1,298,118	195,374
Payroll and related charges	10,061	(67,180)	41,585	9,269
Income taxes	2,495,232	1,028,632	1,599,406	1,257,908
Others	611,094	759,934	669,502	777,228

Net cash provided by operating activities	21,792,426	8,849,656	8,076,115	12,397,339

Cash flows from investing activities:
Short term investments	6,524,906	(2,716,256)	—	—
Loans and advances receivable	(96,474)	(994,478)	3,125,108	(31,935)
Guarantees and deposits	(354,910)	(164,546)	(287,506)	(103,794)
Additions to investments	(105,150)	(1,389,689)	(1,621,069)	(6,581,411)
Additions to property, plant and equipment	(14,349,844)	(11,212,848)	(6,262,726)	(5,157,284)
Proceeds from disposal of investments/property, plant and equipment	—	907,543	4,432,517	602,683
Acquisition of subsidiaries, net of cash acquired	(11,377,793)	(4,245,775)	—	—

Net cash used in investing activities	(19,759,265)	(19,816,049)	(613,676)	(11,271,741)

Cash flows from financing activities:
Short-term debt, additions	4,040,104	3,178,808	3,938,815	56,817
Short-term debt, repayments	(3,992,613)	(2,867,603)	(7,890,936)	(4,711,339)
Long-term debt	6,408,147	3,412,486	3,032,339	1,276,710
Issue of convertible notes, in common share’s	—	577,056	—	—
Issue of convertible notes, in preferred share’s	—	1,281,035	—	—

Repayments:
Related parties	—	—	—	(120,416)
Financial institutions	(2,951,102)	(689,676)	(380,639)	(406,341)
Transaction of noncontrolling interest	1,118,172	—	—	—
Dividends and interest attributed to Company’s stockholders	(2,303,638)	(2,734,500)	(2,198,000)	(2,734,500)
Treasury stock	(585,313)	(22,208)	(585,313)	(22,208)

Net cash provided by (used in) financing activities	1,733,757	2,135,398	(4,083,734)	(6,661,277)

Increase (decrease) in cash and cash equivalents	3,766,918	(8,830,995)	3,378,706	(5,535,679)
Cash and cash equivalents of cash, beginning of the period	13,220,599	24,639,245	1,249,980	6,712,705
Effect of exchange rate changes on cash and cash equivalents	(38,041)	(247,654)	—	—

Cash and cash equivalents, end of the period	16,949,476	15,560,596	4,628,686	1,177,026

Cash paid during the period for:
Interest on short-term debt	(28,704)	(87,238)	(63,345)	(108,045)
Interest on long-term debt	(1,436,031)	(1,763,626)	(1,193,866)	(1,770,525)
Income tax and social contribution	(1,685,322)	(894,254)	(1,559,906)	(217,065)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalized	(462,253)	(281,678)	(70,605)	(10,617)
Transfer of advance for future capital increase to investments	—	—	—	(291,950)
Conversion of mandatorily convertible notes using 75,435,238 treasury stock (see notes 20 and 21)

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.
The accompanying notes are an integral part of these consolidated financial statements.

(A free translation from the original in Portuguese, accounting principles adopted in Brazil)
6-Condensed Statements of Added Value

Period ended in (unaudited)	In thousands of Reais

	Consolidated		Parent Company
	Accumulated		Accumulated
	September 30,	September 30,	September 30,	September 30,
	2010	2009 (I)	2010	2009 (I)
Generation of added value
Gross revenue
Revenue from products and services	58,386,558	37,774,919	37,228,333	20,945,442
Revenue from the construction of own assets	13,353,753	8,321,656	6,285,530	4,885,567
Allowance for doubtful accounts	(18,433)	(10,463)	(11,972)	(6,273)
Less: Acquisition of products	(1,319,220)	(888,062)	(924,213)	(191,069)
Outsourced services	(7,761,990)	(4,861,705)	(4,774,368)	(1,865,700)
Materials	(13,776,301)	(13,241,594)	(6,701,128)	(8,229,215)
Fuel oil and gas	(2,717,325)	(2,011,291)	(1,203,320)	(814,000)
Energy	(1,589,920)	(1,277,608)	(835,136)	(508,295)
Other costs	(6,786,420)	(4,827,805)	(2,930,159)	(2,126,997)

Gross added value	37,770,702	18,978,047	26,133,567	12,089,460

Depreciation, amortization and depletion	(3,946,919)	(3,997,975)	(1,497,304)	(1,499,413)

Net added value	33,823,783	14,980,072	24,636,263	10,590,047

Received from third parties

Financial revenue	368,819	740,145	598,877	532,077
Equity results	(12,015)	93,733	5,444,317	(4,076,787)

Total added value to be distributed	34,180,587	15,813,950	30,679,457	7,045,337

Personnel	3,776,264	3,728,670	2,188,928	1,721,878
Taxes, rates and contribution	2,621,671	(78,341)	1,900,307	214,256
Current income tax	6,458,621	5,840,420	5,165,830	5,607,208
Deffered income tax	(1,543,473)	298,110	(563,665)	557,497
Remuneration on third party’s capital	2,889,901	2,368,828	2,184,012	2,422,807
Foreign indexation and exchange gain, net	(233,310)	(4,072,956)	(263,770)	(11,108,088)
Net income attributable to the company’s stockholders	20,067,815	7,629,779	20,067,815	7,629,779
Net income attributable to noncontrolling interests	143,098	99,440	—	—

Distribution of added value	34,180,587	15,813,950	30,679,457	7,045,337

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.
The accompanying notes are an integral part of these consolidated financial statements.

(A free translation from the original in Portuguese, accounting principles adopted in Brazil)
Notes to the Condensed Financial Statements
(In thousands of Reais, except as otherwise stated)
1- Operational Context
Vale S.A, (“Vale” or the “Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, state of Rio de Janeiro, Brazil, whose main activities through Vale, its direct and indirect subsidiaries and jointly controlled companies are mining, base metals production, fertilizers, logistics and steel activities.
At September 30, 2010, our principal consolidated operating subsidiaries are the following:

		% voting
Companies	% ownership	capital	Location	Principal activity

Subsidiaries
Alumina do Norte do Brasil S.A. — Alunorte (*)	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (*)	51.00	51.00	Brazil	Aluminum
Compañia Mienera Misky Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A	99.99	99.99	Brazil	Logistic
Ferrovia Norte Sul S.A	100.00	100.00	Brazil	Logistic
Mineração Corumbaense Reunida S.A	100.00	100.00	Brazil	Iron ore
PT International Nickel Indonesia Tbk	59.14	59.14	Indonesia	Nickel
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Colombia Ltd	100.00	100.00	Colombia	Coal
Vale Fertilizantes S.A (formely Fosfértil)	78.90	99.81	Brazil	Fertilizers
Vale Fosfatados S.A	100.00	100.00	Brazil	Fertilizers
Vale Canada Limited (formely Vale Inco)	100.00	100.00	Canada	Nickel
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Manganese France	100.00	100.00	France	Ferroalloys
Vale Manganese Norway	100.00	100.00	Norway	Ferroalloys
Vale Nouvelle-Caledonie SAS	74.00	74.00	New Caledonia	Nickel

Jointly-controlled companies
California Steel Industries, Inc.	50.00	50.00	Estados Unidos	Steel
Mineração Rio do Norte S.A.	40.00	40.00	Brazil	Bauxita
MRS Logística S.A	41.50	37.86	Brazil	Logistic
Samarco Mineração S.A.	50.00	50.00	Brazil	Minério de ferro

(*)	Classified as current assets held for sale.
2- Summary of the Condensed Financial Statements and of the Principal Accounting Principles
The condensed quarterly financial statements were prepared under CPC 21 — Interim Financial Reporting and based on the Brazilian Corporate Law (new wording by Law 11.638), Law 11.941, the standards, guidelines and interpretations issued by the Accounting Standards Committee — “CPC” and by the Securities and Exchange Commission of Brazil — “CVM”.
On January 1, 2010, the Company adopted from retrospectively to January 1, 2009, for comparison purposes all the Accounting Standards issued by CPC and approved by CVM. So, financial results previously disclosed have being revised as if the accounting principles had been applied in all prior periods. Except as described in note 3, the quarterly financial statements followed the principles, methods and uniform criteria in relation to those adopted in the last fiscal year ended in December 31, 2009 and therefore should be read together with these.
In preparing the financial statements, we are required to use estimates to account for certain assets, liabilities revenues and expenses. The condensed financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities and other similar evaluations. The actual amounts for the quarter periods are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2010.

The monetary rights and obligations denominated in foreign currencies are translated at the prevailing exchange rates at the time the balance sheet date, of which US$ 1,00 equal to R$ 1,6942 on September 30, 2010 (US$ 1,00 equal to R$ 1,7412 on December 31, 2009), for monetary items. For non monetary items valued at cost, Vale uses the exchange rate at the day of the transaction or average exchange rate of the month and for non monetary items measured at fair value, Vale uses the exchange rate at the day of the transaction. Monetary rights and obligations in Brazilian currency are financially updated using contractual indexes.
Vale evaluated subsequent events until October 27, 2010, report of the condensed financial statements.
3- Adoption of new principles and accounting estimates
During 2009, The Company adopted the Standards issued by Accounting Standards Committee — “CPC” that became mandatory for adoption for the reporting statements ending on December 31, 2010 and for the parent Company since the first quarter of 2010. The Company made the necessary adjustments in the financial statements for the quarters ended September 30, 2009 and December 31, 2009, as follows:
•
CPC 15 Business Combinations — which aims to improve the relevance, reliability and comparability of information that an entity provides in its financial statements about a business combination and its effect on the assets acquired and liabilities assumed. During the initial adoption process we did not identify any significant adjustment.

•
CPC 16 Inventories — the objective of this Standard is to determine the measurement of inventories purchased for resale, the ones held for consumption or industrial use or in services rendered, work in-process and finished goods ready for sale. During the initial adoption process we did not identify any significant adjustment.

•
CPC 18 Investment in subsidiaries and affiliates — the objective of this Standard is to specify how the investments in affiliates should be accounted in the consolidated financial statements and in the financial statements of the Parent Company. During the initial adoption process we did not identify any significant adjustment.

•
CPC 19 Investment in Controlled Joint Venture — the objective of this Standard is to specify how to account for interests in jointly controlled ventures (joint ventures) and the distribution of assets, liabilities, revenues and expenses of these enterprises in the financial statements of the investees. During the initial adoption process we did not identify any significant adjustment.

•
CPC 20 Borrowing Costs — the objective of this Standard is the capitalization of the borrowing costs that are directly attributable to the acquisition, construction or production of assets, taking part of the cost of such assets. During the initial adoption process we did not identify any significant adjustment.

•
CPC 21 Interim Financial Statements — the objective of this Standard is to establish the minimum disclosure of an interim financial statement and the principles for recognition and measurement of complete and condensed interim financial statements. The Company has adopted this standard in January 1, 2010, according to note 2.

•
CPC 22 Segment Information — the objective of this Standard is to provide the disclosure that will enable users of the financial statements to assess the nature and financial effects of business activities in which the Company is involved and the economic environments in which it operates. The Company discloses in their annual statements the segment information and on March 31, 2010, the Company started disclosing comparative information, having no material change in relation to accounting records.

•
CPC 23 Accounting Policies — Changes in Estimates and Error Correction, the objective of this standard is to define criteria for selecting and changing accounting policies, together with the accounting treatment and disclosure of change in accounting policies, changes in accounting estimates and correction of error, as well as to improve the relevance and reliability of financial statements of the entity, and to enable comparability over time with the financial statements of other entities. The Company discloses in its financial statements at the end of each fiscal year, all accounting policies adopted by it, and any change or new address, follow all the decisions and guidelines for adoption. Therefore, in line with CPC 21 and CPC 23, the Company is disclosing all policies that have being changed with the adoption of CPCs.

•
CPC 24 Subsequent Events — the objective of this Statement is to determine when the entity must adjust its financial statements with respect to the subsequent events to the accounting period which refers these statements, the information that the entity must disclose about the date on which the authorization is granted to issue the financial statements and the subsequent events following the accounting period related to these statements, and establish that the entity should not prepare its financial statements based on the continuity assumption if events after the accounting period related to the statements indicate that the continuity assumption is not appropriate. The Company has adopted this approach in their statements.

•
CPC 25 Provisions, Contingent Liabilities and Contingent Assets — the goal is to establish criteria to be applied for recognition and measurement basis to correct measurement of provisions, liabilities and contingent assets and that sufficient information is disclosed in the notes to allow users to understand their nature, timeliness and value. The Company adopts this standard in their financial statements.

•
CPC 26 Presentation of Financial Statements — the goal is to define the basis for presentation of the financial statements to ensure comparability both with the financial statements for prior periods with the same entity as the financial statements of other entities. In this scenario, this standard establishes general requirements for the submission of financial statements, establishes guidelines for their structure and minimum requirements of content. The Company will adopt this standard for the complete annual financial statements in December 31, 2010.

•
CPC 27 Properties, Plant and Equipment — the goal is to establish the accounting treatment for fixed assets, so that users of financial statements can differentiate information about the entity’s investment in its fixed assets, and its variances. The main points to consider in accounting for fixed assets are the recognition of assets, the determination of their carrying amount, their depreciation (useful life) and assessing the need for recognition of impairment for losses to be recognized. The Company and its subsidiaries have been practicing the guidance in this standard.

•
CPC 29 Biological Assets and Agricultural Product — the goal is to establish the accounting treatment, and their disclosures relating to biological assets and agricultural products. The Company has in its financial records these assets, and during the initial adoption process we did not identify any significant adjustment.

•
CPC 30 Revenue — the objective of this Standard is to establish criteria for the accounting treatment of revenue from certain types of transactions and events. It must be recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. The Company adopts this standard in their financial statements.

•
CPC 31 Non-Current Assets Held for Sale and Discontinued Operations — the objective of this Standard is to establish the accounting of non-current assets held for sale with the presentation and disclosure of discontinued operations. In particular, the Standard requires that assets which meet the criteria for classification as held for sale are measured at lower of book value or the fair value less cost to sell. The depreciation or amortization of the assets ceases and the assets are presented separately in the balance sheet and the results of discontinued operations are presented separately in the income statement. The Company adopted this guidance.

•
CPC 32 Income Taxes — the objective of this Technical Standard is to prescribe the accounting treatment for taxes on income. The term tax on profit and includes all taxes and foreign national contributions are based on taxable profits. The term tax on profit also includes income taxes, such as withholding, which are due by the entity itself, through a subsidiary, affiliate or joint venture in which it participates. The effects relating to changes of due to the standard are the table of adjustment for adoption of new practices and accounting estimates.

•
CPC 33 Employee Benefits — the objective of this Standard is to address the accounting and disclosure for employee benefits. This requires the entity to recognize a liability when the employee renders service in exchange for benefits to be paid in the future, and an expense when the entity uses the economic benefit from the service received by the employee. The Company has in its financial statements, accounting records relating to events related to employee benefits, including events related to post-employment benefits and other post-employment benefits. The effects relating to changes of the standard are presented in the table of adjustments for adoption of new practices and accounting estimates.

•
CPC 36 Consolidated Financial Statements — the objective of this Standard is to increase the relevance, reliability and comparability of information that the parent Company provides in its financial statements, and the entities that are under control. It specifies the circumstances in which the entity should consolidate the financial statements of another entity (a subsidiary), the treatment in changes in ownership, in loss of controlling interest and the information that must be evidenced to enable users of financial statements to assess the nature of the relationship between the entity and its subsidiaries. The effects relating to changes of this standard are presented in the table of adjustments for adoption of new practices and accounting estimates.

•
CPC 37 Initial adoption of International Accounting Standards — the objective of this Standard, basically applied to the consolidated financial statements, is to ensure that the first consolidated financial statements of an entity in accordance with International Accounting Standards issued by the IASB — International Accounting Standards Board (IFRSs - International Financial Reporting Standards) and the disclosures accounting for the interim periods covered by such financial statements contain high quality information and have the same net income and stockholders’ equity, except in exceptional situations. The Company is adopting this standard in January 1, 2010, and comparing to January 1, 2009. The statements (note for the first adoption, with the appropriate reconciliations) will be released on December 31, 2010, compared to 2009.

•
CPC 38 Financial Instruments: Recognition and Measurement, CPC 39 Financial Instruments: Presentation and CPC 40 Financial Instruments: Disclosure. The goal of the CPC 38 is to establish principles for recognizing and measuring financial assets, financial liabilities and some contracts of buy and sell non-financial items. The goal of the CPC 39 is to establish principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and liabilities. Applying the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments, the classification of their interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities should be offset. The goal of the CPC 40 is to require the entity to disclose in its financial statements what allows users to evaluate the significance of the financial instrument for the financial position and performance of the entity and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and the end of the accounting period, and how the entity manages those risks. The Company already adopted the concepts and requirements in accordance with this standard. During the initial adoption process, the relevant effects were identified, and described in the table of adjustments for adoption of new practices and accounting estimates.

•
CPC 41 Earning per Share — the objective of this standard is to establish principles for measurement and disclosure of earnings per share, in order to improve performance comparisons between different companies in the same period, as well as for the same Company at different periods. Even tough earnings per share information has been limited because of different accounting principles used to determine the results of the period, a consistent denominator improve the presentation of the financial reports. The standard focuses on the denominator of the earning per share calculation. The standard shoul be applied to the consolidated and individual financial statements of the Company in which common shares or potential common shares are publicly traded (national and foreign stock exchange or informal trade market, including local and regional market), or Companies that had been registered or that are in process of registering in the CVM or other official regulator, with the purpose of distribute common shares or potential common shares in the formal market. Normally, earning per share is calculated in a common shares context and so is deliberate by deducing the earnings attributable to the preferred shares’ owners from the results of the period. However certain preferred shares are equivalent to common shares in the Brazilian scenario (even in others countries), the standard establish that everything related to calculation and disclosure of the basic and diluted earning per common share is applicable to the calculation and disclosure of the basic and diluted earning per preferred share, by class, independent of your categorization as capital or debt, if the shares are being traded or in process to be traded at formal markets. The Company adopted this guidance.

In addition to these standards, we also adopt the respective interpretations, instructions and guidelines applicable as follows:
•
CVM 485 instruction (alter the CVM 457 instruction) — provides for the preparation and disclosure of consolidate financial statements, according to the international accounting standards issued by the International Accounting Standards Board — IASB. The consolidated financial statements to the public companies should be prepared in accordance with the international pronouncements and standards issued by the Account Standard Committee (Comite de Pronunciamentos Contabeis — CPC) and Securities and Exchange Commission (Comissao de Valores Mobiliarios — CVM). The public Companies should disclosure into the explanatory notes to the consolidated financial statements an explicit note and without reserves that the financial statements are in accordance with the international accounting standards issue by IASB and also in accordance with the accounting principles adopted in Brazil. The Company adopted this guidance.

•
ICPC 01 Grant Contracts — the objective of this interpretation is to guide the grantee about the accounting for public services concession to private entities. This interpretation is applicable to concession if the grantor has the control over which services the grantee has to provide regarding infrastructure, to whom must provide the services, its price or whatever relevant residual interest existing up to concession deadline. Also is applicable to the existing or acquired infrastructure by the grantee from third parties. The Company begun to recognize those assets into intangible assets, not recording, in this moment, any financial asset for understanding that there is no unconditional evidence of receiving from the Grantor for those assets.

•
ICPC 13 Participation Rights from Decommissioning, Restoration and Environmental Rehabilitation Funds — the purpose of the decommissioning fund is to segregate assets for defray any or all costs of assets decommissioning. The contributions to the fund can be voluntaries or required by law or regulation. The funds can present established structure by a single or multiple payers to pay its individual or joint obligations. The payer should record a liability for your obligation to pay decommissioning expenses and must record your fund interest separately, except if the payer is not responsible for paying the decommissioning expenses even if the fund fails to pay. If the payer does not has the control, joint control or any significant influence over the fund, should recognize the rights to receive reimbursement from the fund as reimbursement and to measure at the lower between the obligation and the portion of the payer recognized the fair value of net assets of the fund attributable to payers. The changes in book value of the rights to receive reimbursement, except the fund contributions, should be recorded in the results for the period that changes occurred. The Company does not have this kind of fund, and its assets are accounted under other accounting pronouncements.

For the periods covered by the first financial statements in accordance with the new principles, the Company has evaluated the new rules and as a result of the adoption of the standards relevant to their initial balances has made adjustments in the intermediate and comparative statements as follows:
•
Employee benefits (CPC 33) — the Company made early records in employee benefit plans immediately recognized an increase in liabilities with the offset in deferred income tax assets and in equity. In these adjustments also are included gains and losses relating to previous accounting policy, which would fall within the limits of the “corridor” practices adopted by the Company for recognition of actuarial gains and losses from employees benefit plans in the previous principles, which continued to being adopted for new principles.

•
Provision for assets retirement obligation (CPC 25) — the entries made for the initial adoption of this statement; refer to the differences between the historical interest rates on long-term used in previous and use in new items for the calculation of the discounted present value of obligations for asset retirement.

•
Financial instruments (CPC 38) — the entries made for the initial adoption of this standard are related to the additional remuneration of mandatorily convertible securities, debt remuneration, and additional dividends.

•	Leasing — the Company recognized as fixed assets with an offset in loans and financing, the amount due to leasing contracts previously classified as operational leasing.
•
Deferred income tax — the adjustments in this account refer basically a transfer of the shares recorded as current assets to non-current liabilities, according to CPC 26. The amount comprises with a tax loss of the parent Company of R$397,109 September 30, 2010 against R$799,243 December 31, 2009, and expects to realize it even in 2010.

•
Minority interest — this line is now called Non-controlling shareholders’ participation and was assigned to Equity in accordance with CPC 26 and CPC 36. The participation of non-controlling shareholders, recorded in Equity requires that the movement of items of those shareholders occur in a similar way as those submitted to the controlling shareholders.

•
Redeemable non-controlling shareholders — the participation of non-controlling shareholders that is redeemable upon the occurrence of certain events beyond the control of the Company was classified as shares of redeemable non-controlling shareholders in non-current liabilities.

Adjustments of the Adoption of New Accounting Practices and Estimates

	Consolidated				Parent Company
			Minority	Stockholders’			Stockholders’
	Assets	Liabilities	interest	equity	Assets	Liabilities	equity
Opening balance of new international accounting principles on January 1, 2009
Balance prior to the adoption of new principles	184,845,948	82,489,987	6,081,319	96,274,640	171,759,376	75,484,736	96,274,640

Employee Benefits	102,817	108,208	—	(5,391)	102,817	302,402	(199,585)
Assets Retirement Obligation	(48,169)	(87,843)	—	39,674	—	—	—
Leasing	18,437	19,289	—	(852)	—	—	—
Deferred Income Taxes	(429,936)	(429,936)	—	—	—	—	—
Investments	—	—	—	—	233,016	—	233,016
Judicial deposits	1,126,238	1,126,238	—	—	861,791	861,791	—

Adjustments to the new accounting practices on January 1, 2009	769,387	735,956	—	33,431	1,197,624	1,164,193	33,431

Equity of controlled shareholders				96,308,071
Noncontrolling shareholders’ participation — OCI	—	—	(4,691,278)	4,691,278	—	—	—
Redeemable noncontrolling shareholders	—	1,390,041	(1,390,041)	—	—	—	—

Balance on January 1, 2009 with the new principles	185,615,335	84,615,984	—	100,999,349	172,957,000	76,648,929	96,308,071

	Consolidated					Parent Company
On September 30, 2009			Minority	Stockholders’				Stockholders’
— 3nd quarter of 2009	Assets	Liabilities	interest	equity	Net result	Assets	Liabilities	equity	Net result
Balance prior to the adoption of new principles	175,305,572	73,541,419	4,598,841	97,165,312	3,003,301	159,333,942	62,168,630	97,165,312	3,003,301

Accumulated prior period adjustments	920,541	975,495	—	(54,954)	—	1,214,449	1,269,403	(54,954)	—

	176,226,113	74,516,914	4,598,841	97,110,358	3,003,301	160,548,391	63,438,033	97,110,358	3,003,301

Employee Benefits	(2,167)	(8,615)	—	6,448	(9,242)	(2,167)	(6,373)	4,206	4,206
Assets Retirement Obligation	86,305	96,764	—	(10,459)	(7,185)	—	—	—	—
Leasing	(1,555)	(1,517)	—	(38)	(45)	—	—	—	—
Deferred Income Taxes	70,809	70,809	—	—	—	—	—	—	—
Investments	—	—	—	—	—	(8,255)	—	(8,255)	(20,677)
Judicial deposits	4,017	4,017	—	—	—	62,077	62,077	—	—

Adjustments to the new accounting principles of 3Q09	157,409	161,458	—	(4,049)	(16,472)	51,655	55,704	(4,049)	(16,471)

Equity of controlled shareholders			—	97,106,309	2,986,829
Accumulated prior period adjustments	—	—	(3,213,495)	3,213,495	—	—	—	—	—
Noncontrolling shareholders’ participation — OCI	—	—	(202,909)	202,909	97,949	—	—	—	—
Redeemable noncontrolling shareholders	—	1,182,437	(1,182,437)	—	—	—	—	—	—

Balance on 09/30/09 with the new principles	176,383,522	75,860,809	—	100,522,713	3,084,778	160,600,046	63,493,737	97,106,309	2,986,830

	Consolidated					Parent Company
			Minority	Stockholders’				Stockholders’
On December 31, 2009 — 4Q09	Assets	Liabilities	interest	equity	Net result	Assets	Liabilities	equity	Net result
Balance in 12/31/09 prior to the adoption of new principles	175,738,728	74,194,328	5,807,426	95,736,974	2,628,094	159,757,929	64,020,955	95,736,974	2,628,094
Adjustments to prior quarters	1,077,950	1,136,953	—	(59,003)	—	1,266,104	1,325,107	(59,003)	—

	176,816,678	75,331,281	5,807,426	95,677,971	2,628,094	161,024,033	65,346,062	95,677,971	2,628,094

Employee Benefits	(11,537)	(108,509)	—	96,972	3,824	(11,537)	(33,932)	22,395	22,395
Assets Retirement Obligation	(67,200)	(49,846)	—	(17,354)	16,651	—	—	—	—
Additional Remuneration of Mandatorily Convertible Securities	—	—	—	—	59,062	—	—	—	—
Leasing	(1,323)	(1,849)	—	526	(25)	—	—	—	—
Deferred Income Taxes	1,537,654	1,537,654	—	—	—	—	—	—	—
Investments	—	—	—	—	—	57,749	—	57,749	57,117
Judicial deposits	(536,083)	(536,083)	—	—	—	18,407	18,407	—	—

Adjustments to the new accounting practices of 4Q09	921,511	841,367	—	80,144	79,512	64,619	(15,525)	80,144	79,512

Equity of controlled shareholders				95,758,115	2,707,606
	—	—	(3,416,404)	3,416,404	—	—	—	—	—
Noncontrolling shareholders’ participation — OCI	—	—	(1,118,708)	1,118,708	68,489	—	—	—	—
Redeemable noncontrolling shareholders	—	1,272,314	(1,272,314)	—	—	—	—	—	—

Balance on 12/31/09 with the new principles	177,738,189	77,444,962	—	100,293,227	2,776,095	161,088,652	65,330,537	95,758,115	2,707,606

4- Principles and Consolidation Practices
The quarterly condensed consolidated financial statements reflect the balances of assets, liabilities and shareholders’ equity at September 30, 2010 and December 31, 2009 and the operations for the quarters ended September 30, 2010 and 2009 of the parent Company and its direct and indirect subsidiaries and shared control. Overseas operations are translated into the reporting currency of financial statements in Brazil and are accounted for under equity, full or proportional consolidation of financial statements.
Vale participation in hydroelectric projects in Brazil is done through consortium contracts under which the Company participates in assets and liabilities of enterprises in proportion to the share holding of the power generated. The Company has no joint liability for any obligation. Since there is no legal entity for the project, there are no stand alone, income tax, net income and equity. Brazilian law clearly states that no separate entity as a result of the consortium contract. Thus, Vale recognizes the proportionate share of costs and undivided interests in assets related to hydroelectric projects.
5- Acquisitions and Disposals
a) Fertilizars Business
In line with the strategy of the Company to become a leading global player in the fertilizer business, on May 27, 2010, Vale acquired 58.6% of the equity capital of Vale Fertilizantes S.A. (formely Fosfértil) and the Brazilian fertilizer assets of Bunge Participações e Investimentos S.A. (BPI) for a total of R$ 8,692,537 in cash. An additional payment was done in July 2010 in the amount of R$ 102,845 as an add to purchase price of Vale Fosfatados.
Information about the purchase price allocation presented below based on the fair values of identified assets acquired and liabilities assumed is preliminary. Such allocation, currently being performed internally by the Company, will be finalized during future periods, and accordingly, the preliminary purchase price allocation information set forth below is subject to revision, which may be material.

Purchase price	8,692,537
Noncontrolling interest (*)	3,316,930
Book value of assets acquired and liabilities assumed, net	(4,395,902)
Adjustment to fair value of property, plant and equipment	(9,307,406)
Adjustment to fair value of inventories	(180,761)
Deferred taxes on the above adjustments	3,225,977

Goodwill	1,351,375

(*)	Noncontrolling interests consideration is caculated based on the option contract and maket prices for the remaning noncontrolling interest.
As part of this acquisition, on September 29, 2010, the Company exercised an option contract to acquire additional 20.27% stake in Fosfertil, for US$1.0 billion (equivalent in September 30, 2010 to R$ 1,753 million). Also, Vale launched a mandatory offer to acquire the 0.19% of the common shares held by the noncontrolling shareholders.
If the acquisition of these assets had been completed on January 1, 2010, our net income would increased by R$ 80.159 and our net revenues would increase by R$ 829.010.
The goodwill balance arises primarily due to the synergies between the acquired assets and the potash operations in Taquari-Vassouras, Caranalita, Rio Colorado and Neuquém and phosphates in is Bayóvar I and II, in Peru, and Evate, in Mozambique. The future development of our projects combined with the acquisition of the portfolio of fertilizer assets will allow Vale to be one of the top players in the world fertilizer business.

b) Other transactions
In September 2010, Vale required 51% state in Sociedade de Desenvolvimento do Corredor Norte S.A. (SDCN) for US$20 million (equivalent to R$34 million in September 30, 2010). The SDCN has the concession to create a logistic infrastructure necessary for production flow resulting from the second phase of our Moatize Project.
As part of the Company efforts to meet the future production targets, the Company acquired 51% interest on iron ore concession rights in Simandou South (Zogota), Guinea and iron ore exploration permits in Simandou North. From this amount, R$ 900,750 is payable immediately and the remaining US$ 2 billion (equivalent to R$ 3,388 million in September 30, 2010) upon achievement of specific milestones. This joint venture is also committed to renovate 660 km of the Trans-Guinea railway for passenger transportation and light commercial use.
In July, 2010, Vale concluded the sale of minority stakes in the Bayóvar project in Peru through the newly-formed company MVM Resources International B.V. (MVM). The Company sold 35% of the total capital of MVM to Mosaic for R$ 682,181 and 25% to Mitsui for R$ 487,272 Vale retains control of the Bayóvar project, holding 40% stake of the total capital of the newly-formed company. The capital amount invested as at June 30, 2010 was approximately US$550,000 (equivalent to R$ 931,810 million in September 30, 2010). The gain on this transaction will be accounted for in equity in accordance with the accounting rules related to the gains/losses when control is retained.
In June, 2010, Vale acquired an additional 24.5% stake in the Belvedere coal project (Belvedere) for R$ 167,946 from AMCI Investments Pty Ltd (AMCI). As an outcome of this transaction, the Company increased its participation in Belvedere from 51.0% to 75.5%.
In May, 2010, Vale entered into agreement with Oman Oil Company S.A.O.C. (OOC), a company wholly-owned by the Government of the Sultanate of Oman, to sell 30% of Vale Oman Pelletizing Company LLC (VOPC), for US$ 125 million (equivalent to R$ 212 million in September 30, 2010). The transaction remains subject to the terms set forth in the definite share purchase agreement to be signed after the fulfillment of precedent conditions.
Vale has entered into negotiations and agreements to sell Kaolin, aluminum and alumina assets. For further details see note 10.
6- Cash and cash equivalents

	Consolidated		Parent Company
	September 30, 2010		September 30, 2010
	(unaudited)	December 31, 2009	(unaudited)	December 31, 2009
Cash	1,199,262	1,405,352	30,800	85,693
Short-term investments	15,750,214	11,815,247	4,597,886	1,164,287

	16,949,476	13,220,599	4,628,686	1,249,980

All the above mentioned time deposits represent low risk investments. Part of them is denominated in Brazilian Reais indexed to the CDI rate, and part denominated in US dollars.
7- Short-Term Investments

	Consolidated
	September 30, 2010 (unaudited)	December 31, 2009
Time deposits (*)	—	6,524,906

(*)	Represent low-risk investments, with redemption date between 91 and 360 days, investments with less time are classified as cash and cash equivalents.

8- Related parties
In the Company’s normal course of business, Vale enters into transactions with related parties regarding products and services, leasing of assets, loans under normal market conditions, raw material and rail transport services.
The balances of related parties transactions, and its effects in the quarterly information, can be identified as follows:

	Consolidated
	Assets
	September 30, 2010 (unaudited)		December 31, 2009
	Customers	Related Parties	Customers	Related Parties
Baovale Mineração S.A	3,188	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	324	210	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	79,913	134	29,297	136
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	339	—	1,042	—
Korea Nickel Corporation	—	—	18,922	—
MRS Logistica S.A.	829	360	—	—
Samarco Mineração S.A	43,527	6,343	10,298	37,418
Teal Minerals Incorporated	—	79,419	—	140,000
Others	102,996	76,884	32,431	30,185

Total	231,116	163,350	91,990	207,739

Registered as:
Current	231,116	162,491	91,990	144,029
Long-term	—	859	—	63,710

	231,116	163,350	91,990	207,739

	Consolidated
	Liabilities
	September 30, 2010 (unaudited)		December 31, 2009
	Suppliers	Related Parties	Suppliers	Related Parties
Baovale Mineração S.A	23,034	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	82,654	1,069	4,712	1,912
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	71,935	1,102	27,861	1,051
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	2,724	—	4,783	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	115,293	—	8,307	9,518
Minas da Serra Geral	5,378	10,540	8,068	14,236
Mineração Rio do Norte S.A.	13,341	—	25,839	—
MRS Logistica S.A.	218,800	109,355	309,783	109,376
Others	90,460	119	119,496	539

Total	623,619	122,185	508,849	136,632

Current	623,619	12,711	508,849	33,468
Long-term	—	109,474	—	103,164

	623,619	122,185	508,849	136,632

	Parent Company
	Asset
	September 30, 2010 (unaudited)		December 31, 2009
	Customers	Related Parties	Customers	Related Parties
ALUNORTE — Alumina do Norte do Brasil S.A.	24,900	48,909	33,071	71,526
Baovale Mineração S.A	6,376	3,323	—	—
Companhia Portuária Baía de Sepetiba — CPBS	1,867	155,940	—	—
CVRD OVERSEAS Ltd.	1,933,964	146	544,802	174
Ferrovia Centro — Atlântica S.A.	29,117	118,002	59,134	68,075
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	79,325	273	59,555	12
Minerações Brasileiras Reunidas S.A. — MBR	1,968	551,052	6,033	686,804
MRS Logistica S.A.	1,065	22,317	1,277	6,018
Salobo Metais S.A.	2,585	233,555	3,499	233,555
Samarco Mineração S.A	87,054	167,847	20,596	74,836
Vale International S.A.	13,568,126	1,586,965	1,672,019	4,652,712
Vale Manganês S.A.	18,137	182,059	36,022	181,205
Others	154,285	644,373	169,792	227,375

Total	15,908,769	3,714,761	2,605,800	6,202,292

Current	15,908,769	1,558,529	2,605,800	4,359,807
Non-current	—	2,156,232	—	1,842,485

	15,908,769	3,714,761	2,605,800	6,202,292

	Parent Company
	Liabilitie
	September 30, 2010 (unaudited)		December 31, 2009
	Suppliers	Related Parties	Suppliers	Related Parties
ALUNORTE — Alumina do Norte do Brasil S.A.	13,208	—	15,732	—
Baovale Mineração S.A	46,068	—	38,790	—
Companhia Portuária Baía de Sepetiba — CPBS	218,273	2,522	30,185	2,319
CVRD OVERSEAS Ltd.	4	220,799	4	490,955
Ferrovia Centro — Atlântica S.A.	15,454	—	14,101	1,583
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	165,308	—	9,424	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	63,979	2,245	56,732	2,140
Minerações Brasileiras Reunidas S.A. — MBR	26,667	264,044	30,203	87,628
MRS Logistica S.A.	262,296	—	433,122	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	214,090	21,203	16,953	21,199
Salobo Metais S.A.	10,000	—	16,200	—
Vale International S.A.	3,488	30,330,813	41,740	34,807,832
Others	82,937	20,235	142,400	39,959

Total	1,121,772	30,861,861	845,586	35,453,615

Current	1,121,772	5,760,837	845,586	7,342,680
Non-current	—	25,101,024	—	28,110,935

	1,121,772	30,861,861	845,586	35,453,615

	Consolidated
	Three months (unaudited)
	Income		Cost and expenses		Financial
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010	2009
Baovale Mineração S.A.	3,199	—	4,524	4,124	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	64,289	63,511	186	(148)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	62,463	17,364	36,031	138,579	(640)	1,848
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	3,502	59,915	67	(1,570)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	16,947	90,242	85	(69)
Log-in S.A.	—	—	—	—	—	—
Mineração Rio do Norte S.A	11	16	30,590	65,613	94	53
MRS Logistica S.A.	4,778	4,060	154,279	191,559	(3,324)	(26,091)
Samarco Mineração S.A.	110,820	20,868	—	—	6	(31)
Others	4,005	1,370	9,268	6,649	(7,976)	1,319

	185,276	43,678	319,430	620,192	(11,502)	(24,689)

	Consolidated
	Accumulated (unaudited)
	Income		Cost and expenses		Financial
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010	2009
Baovale Mineração S.A.	7,187	3,054	13,570	13,751	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	82,359	—	259	(786)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	187,594	26,136	200,256	19,386	93	(9)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	12,257	11,729	143	(2,236)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	64	37,145	34,202	195	(521)
Log-in S.A.	7,475	13,945	—	—	(63)	382
Mineração Rio do Norte S.A	28	16	105,059	191,530	(51)	92
MRS Logistica S.A.	12,630	9,336	431,042	388,281	(16,257)	(26,091)
Samarco Mineração S.A.	263,381	50,435	—	—	55	(96)
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	—	108,982	—	—	—	—
Others	4,152	9,031	34,388	32,698	4,550	(180)

	482,447	220,999	916,076	691,577	(11,076)	(29,445)

	Parent Company
			Accumulated (unaudited)
	Income		Cost and expenses		Financial
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010	2009
ALBRAS — Alumínio Brasileiro S.A.	31,877	90,738	—	—	—	—
ALUNORTE — Alumina do Norte do Brasil S.A.	95,978	282,188	35,849	90,092	(7)	(20,811)
Baovale Mineração S.A.	5,586	5,264	9,046	27,502	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	128,579	66,031	371	(1,572)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	175,229	56,293	280,456	39,475	(8,681)	(3,274)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	14,265	23,883	477	(1,283)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	161,330	69,801	341	57,069
Companhia Portuária Baia de Sepetiba — CPBS	—	—	88,673	206,139	(60)	(6,609)
CVRD Overseas Ltd.	2,276,813	1,859,608	—	—	(88,599)	123,717
Ferrovia Centro — Atlântica S.A.	45,042	149,916	32,240	6,524	5,026	3,454
MRS Logistica S.A.	5,761	13,477	261,368	663,729	(3,684)	—
Samarco Mineração S.A.	221,607	100,870	—	—	12	(193)
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	—	89,381	—	—	—	—
Vale Energia S.A.	303	—	132,207	134,753	—	—
Vale International S.A.	12,608,113	15,029,189	—	—	1,149,514	7,863,582
Vale Manganês S.A.	20,044	45,582	—	—	6	(1,440)
Others	8,489	1,178	11,587	16,138	9,289	3,192

	15,494,842	17,723,684	1,155,600	1,344,067	1,064,005	8,015,832

(*)	Sold in April 2009.
Additionally, on September 30, 2010 Vale has outstanding balances with Banco Nacional de Desenvolvimento Social and BNDES Participações S.A. in the amounts of R$ 3,239,585 and R$ 1,188,070, respectively, related to loans at market interest rates, maturing up to September, 2029. These operations are booked as “Loans and Financing”.
On September 30, 2010, Vale also has short-term investments with Bradesco in the amount of R$ 17,254.

September 30, 2010
(unaudited)
Remuneration of key management personnel

Short-term benefits to management	65,439
Other long-term benefits to management	18,428

Total	83,867

9- Inventories

	Consolidated		Parent Company
	September 30, 2010		September 30, 2010
	(unaudited)	December 31, 2009	(unaudited)	December 31, 2009
Finished products
Nickel (co-products and by-products)	3,290,882	1,885,788	106,848	56,531
Iron ore and pellets	1,334,590	1,324,230	1,133,633	999,797
Manganese and ferroalloys	380,010	289,538	—	—
Fertilizers	335,329	—	15,751	—
Aluminum products (*)	—	251,169	—	1,094
Kaolin (*)	—	73,402	—	—
Coal	165,805	89,187	—	—
Copper concentrate	51,234	60,754	51,234	60,754
Steel products	42,254	24,776	—	—
Others	204,110	13,528	98,328	29,782

	5,804,214	4,012,372	1,405,794	1,147,958
Spare parts and maintenance supplies	1,969,103	1,900,652	795,686	733,625

	7,773,317	5,913,024	2,201,480	1,881,583

(*)	Classified as held for sale in September, 2010 (see note 10).
10- Assets and liabilities held for sale
•	Aluminium
In connection with our strategy of active portfolio asset management, Vale entered entered in May 2010 into an agreement with Norsk Hydro ASA (Hydro), to sell all our stakes in Albras — Alumínio Brasileiro S.A. (Albras), Alunorte — Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), 60% of the Paragominas bauxite mine and all our other Brazilian bauxite mineral rights (“Aluminum Business”).
For the Vale’s interest in Albras, Alunorte and Cap, the Company will receive US$ 405 million in cash, and net debts assumption in the amount of US$ 700 million for the Hydro, and 22% of Hydro’s share capital. By Vale’s interest in Paragominas of 60% and for the mining rights, the Company will receive the amount of US$ 600 million. The company will sell 40% of Paragominas in two tranches of US$ 200 million in cash.

The company has assessed that the expected fair value of the transaction is higher than the net asset carrying value and accordingly has maintained the original amounts. Also, because of the significant influence the company will hold on Hydro, aluminum was not considered a discontinued operation.
•	Kaolin
As part of our portfolio management, we have entered into negotiations with the intention to sell our net assets of linked to kaolin activities. In August 2010, we sold part of our Kaolin’s assets and measured these remaining assets at fair value less costs to sell and the total loss in operation is being recognized in discontinued operations, net of tax.
As of September 30, 2010, detailed amounts of these assets and liabilities classified as held for sale are as follows:

Consolidated
Assets held for sale
Property, plant and equipment	8,091,363
Advances to suppliers — energy	841,590
Inventories	706,064
Recoverable taxes	1,023,853
Other assets	810,907

Total	11,473,777

Liabilities associated with assets held for sale
Non-controlling interests	3,207,153
Long-term debt	1,222,962
Suppliers	211,484
Other	500,279

Total	5,141,878

11- Income Tax and Social Contribution
Income taxes in Brazil comprise federal income tax and social contribution. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, we are subject to various tax rates, depending of consolidation.
The amount reported as income tax and social contribution result in the consolidated financial statements is reconciled to the statutory rates, as follows:

	Consolidated				Parent Company
	Three-month period ended in
	(unaudited)		Accumulated (unaudited)		Accumulated (unaudited)
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009 (I)	2010	2009 (I)	2010	2009 (I)
Income before income tax and social contribution	14,623,676	4,930,296	25,347,769	13,867,749	24,891,688	13,794,484
Results of equity investment and goodwill amortization	56,183	(30,262)	12,015	(93,733)	(5,444,317)	4,076,787
Tax effect on non taxable functional currency	1,327,547	1,457,641	239,747	9,711,291	—	—

	16,007,406	6,357,675	25,599,531	23,485,307	19,447,371	17,871,271

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%
Federal income tax and social contribution at statutory rates	(5,442,518)	(2,161,610)	(8,703,841)	(7,985,004)	(6,612,106)	(6,076,233)

Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	363,380	—	1,110,700	—	1,110,700	—
Fiscal incentives	458,601	62,116	968,267	254,806	763,603	168,696
Results of overseas companies taxed by different rates wich diference than the parent company rate	765,670	273,062	1,767,644	1,356,309	—	—
Others	(115,386)	(19,086)	(57,918)	235,359	135,638	(257,168)

Income tax and social contribution	(3,970,253)	(1,845,518)	(4,915,148)	(6,138,530)	(4,602,165)	(6,164,705)

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.
12- Intangibles

		Consolidated		Parent Company
	September 30, 2010		September 30, 2010
Intangible	(unaudited)	December 31, 2009	(unaudited)	December 31, 2009
Concession and subsoncession	14,461,060	14,143,035	9,608,674	9,460,707
Goodwill on acquisitions	8,614,035	7,180,763	8,614,035	7,180,763
Right of use	636,757	654,723	636,757	654,723
Others	614,843	626,057	11,937	16,777

	24,326,695	22,604,578	18,871,403	17,312,970

13- Property, Plant and Equipment

		Consolidated				Parent Company
					December 31,				December 31,
	Average	September 30, 2010 (unaudited)			2009 (I)	September 30, 2010 (unaudited)			2009 (I)
	depreciation		Accumulated				Accumulated
	rates	Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net
Lands	—	542,993	—	542,993	477,304	343,226	—	343,226	272,174
Buildings	2%	9,544,846	(1,918,938)	7,625,908	6,062,720	3,397,784	(862,774)	2,535,010	2,331,492
Installations	4%	25,992,095	(8,547,073)	17,445,022	19,340,065	13,821,883	(4,596,178)	9,225,705	9,752,380
Equipment	8%	18,898,334	(7,194,943)	11,703,391	8,918,026	5,415,747	(2,087,453)	3,328,294	3,442,026
Information technology equipment	20%	2,564,074	(1,592,685)	971,389	812,992	2,035,700	(1,359,277)	676,423	667,047
Mineral rights	5%	42,167,310	(4,738,732)	37,428,578	23,967,860	3,457,004	(450,382)	3,006,622	1,531,351
Others	7%	16,397,736	(3,447,708)	12,950,028	11,232,093	3,559,658	(1,745,594)	1,814,064	1,548,349

		116,107,388	(27,440,079)	88,667,309	70,811,060	32,031,002	(11,101,658)	20,929,344	19,544,819
Construction in progress		29,019,505	—	29,019,505	31,684,373	15,161,568	—	15,161,568	14,337,765

Total		145,126,893	(27,440,079)	117,686,814	102,495,433	47,192,570	(11,101,658)	36,090,912	33,882,584

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.
14- Loans and Financing
Current

	Consolidated
	September 30, 2010 (unaudited)	December 31, 2009
Trade finance	765,493	545,851
Working capital	163,168	100,474

	928,661	646,325

Refers to short-term debt denominated in US dollars, with average annual interest rate of 2.16% per year.
Non-current

	Consolidated				Parent Company
	Current liabilities		Non current		Current liabilities		Non current
	September 30,		September 30,		September 30,		September 30,
	2010	December 31,	2010	December 31,	2010	December 31,	2010	December 31,
	(unaudited)	2009 (I)	(unaudited)	2009 (I)	(unaudited)	2009 (I)	(unaudited)	2009 (I)
Foreign operations

U.S. dollars	3,925,647	2,850,615	4,559,871	10,688,409	212,958	276,267	1,685,285	1,095,104
Other currencies	33,472	50,963	330,079	715,112	5,512	5,982	2,715	5,982

U.S. dollars	—	—	17,330,998	12,851,649	—	—	—	—
Euro	—	—	1,732,801	—	—	—	1,732,801	—
Export securitization (*)	—	261,173	—	—	—	—	—	—
Perpetual notes	—	—	132,446	136,120	—	—	—	—
Accrued charges	354,242	346,128	—	—	56,050	6,644	—	—

	4,313,361	3,508,879	24,086,195	24,391,290	274,520	288,893	3,420,801	1,101,086

Indexed by TJLP, TR, IGP-M and CDI	164,370	145,231	6,481,309	6,233,293	108,553	107,891	6,091,908	5,975,944
Basket of currencies	4,812	2,450	133,777	5,104	2,386	2,450	9,277	5,105
Loans in U.S. dollars	529	—	4,577,054	989,770	—	—	1,205,601	989,770
Non-convertible debentures	1,500,000	1,500,000	1,210,711	4,512,970	1,500,000	1,500,000	4,000,000	4,000,000
Accrued charges	327,775	154,046	—	—	327,773	154,046	—	—

	1,997,486	1,801,727	12,402,851	11,741,137	1,938,712	1,764,387	11,306,786	10,970,819

Total	6,310,847	5,310,606	36,489,046	36,132,427	2,213,232	2,053,280	14,727,587	12,071,905

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.

(*)	Refers to debt securities collateralized by future receivables arising from certain exports sales.
Long-term portions as of September 30, 2010 matures as follows:

	Consolidated		Parent Company
2011	352,922	1%	71,778	1%
2012	2,142,243	6%	465,874	3%
2013	5,712,824	16%	4,470,689	30%
2014	2,033,694	5%	1,520,838	10%
2015 onwards	25,537,864	70%	8,198,408	56%
No due date	709,499	2%	—	0%

	36,489,046	100%	14,727,587	100%

As of September 30, 2010, annual interest rates on long-term debt were as follows:

	Consolidated	Parent Company
Up to 3%	9,390,488	3,121,353
3,1% to 5%	3,864,661	1,790,878
5,1% to 7% (*)	15,294,640	1,223,560
7,1% to 9% (*)	5,275,723	2,016,824
9,1% to 11%	4,330,918	4,150,909
Over 11% (*)	4,504,440	4,637,295
Variable	139,023	—

	42,799,893	16,940,819

(*)	Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4,71%% per year in US dollars.

(**)
Includes non-convertible debentures and other Brazilian Real denominated debt that bear interest at the Brazilian Interbank Certificate of Deposit (CDI) and Brazilian Government Long-term Interest Rates (TJLP) plus a spread. For these operations we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling R$ 11,707,566 of which R$ 10.720.542 has original interest rate above 7.1% per year. The average cost after taking into account the derivative transactions is 4.43% per year in dollars.

The average cost of all derivative transactions is 4.47% per year in US dollars.
In September 2010, Vale signed an agreement with the Export Import Bank of China and the Bank of China Limited to financing construction of 12 ships, with 400,000 dwt capacities, in the amount of US$ 1.229 billion. The term for payment is 13 years and Vale will receive the proceeds during the next 3 years, in accordance with the ship’s construction schedule.
In September 2010, Vale issued US$1 billion (equivalent to R$ 1,694,200) notes due 2020 and US$ 750 (equivalent to R$ 1,271,650) notes due 2039. The 2020 notes were sold at a price of 99.030% of the principal amount and will bear a coupon of 4.625% per year, payable semi-annually. The 2039 notes that were sold at a price of 110.872% of the principal amount will be consolidated with and form a single series with Vale Overseas’s US$ 1 billion 6.875% Guaranteed Notes due 2039 issued on November 10, 2009.
In June 2010 we entered into a bilateral pre-export finance agreement in the amount of US$500 million and final tenor of 10 years.
In March, 2010, we issued EUR750 million (equivalent to R$ 1,805,700) of 8-year euronotes at a price of 99,564% of the principal amount. These notes will mature in March 2018 and will bear a coupon of 4,375% per year, payable annually.
In January 2010, we redeemed all outstanding export receivables securitization 10-year notes issued in September 2000 at an interest rate of 8.926% per year and the notes issued in July 2003 at an interest rate of 4.43% per year. The outstanding principal amounts of those September 2010 notes were R$ 48 million and for the July 2013 notes were R$ 213 million, totaling R$ 261 million of debt redeemed.
Guarantee
On September 30, 2010, R$316,660 (December 31, 2009 — R$1,310,316) of the total aggregate outstanding debt were secured by receivables. The remain outstanding debt in the amount of R$ 42,483,200 (December 31, 2009 — R$ 40,132,717) were unsecured.
Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of September 30, 2010.
Credit Lines
Additionally, Vale has revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. On September 30, 2010, the total amount available under revolving credit lines was US$1,600 million (equivalent to R$ 2,710,720), of which US$850 million (equivalent to R$ 1,440,070) was granted to Vale International and the balance to Vale Inco. As of September 30, 2010, neither Vale International nor Vale Inco had drawn any amounts under these facilities, but US$111,368 (equivalent to R$ 188,680) of letters of credit were issued and remained outstanding pursuant Vale Inco’s facility.
On October 4, 2010, we entered into agreement with Export Development Canada (EDC), for the financing our capital expenditure program. Pursuant to the agreement, EDC will provide a facility in an amount up to US$1 billion (equivalent to R$ 1,694,200 at September 2010). US$500 will be available for investments in Canada and the remaining US$500 will be related to existing and future Canadian purchases of goods and services.
In May 2008, Vale entered into framework agreements with the Japan Bank for International Cooperation in the amount of US$3 billion (equivalent to R$ 5,082,600 at September 2010) and Nippon Export and Investment Insurance in the amount of US$2 billion (equivalent to R$ 3,388,400 at September 2010) for the financing of mining, logistics and power generation projects. In November, 2009, Vale signed a US$300 million (equivalent to R$ 525,150) export facility agreement, through its subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions using credit insurance provided by Nippon Export and Investment Insurance — NEXI, to finance the construction of the Karebbe hydroelectric power plant on the Larona river, island of Sulawesi, Indonesia. Through September 30, 2010, PT International had drawn down US$150 million (equivalent to R$ 261,180) on this facility.

In 2008, we established a credit line for R$7.3 billion, with Banco Nacional de Desenvolvimento Econômico e Social — BNDES (the Brazilian National Development Bank) to support our investment program. Up to September 30, 2010, Vale had drawn the amount of R$ 1,869,930 under this facility.
15- Provisions and Commitments
Vale and its subsidiaries are parties to labor, civil, tax and other suits underway and which are being contested both administratively and in court, which, when applicable, are backed by judicial deposits. Provisions for losses are estimated and recorded by Management based on the opinion of the Legal Department and its external legal counsels.
In addition to the provisions recorded, there are other contingent liabilities, split between taxes, labor and civil claims, estimated as possible losses in the amount of R$ 9,098,011 in the Consolidated (R$ 3,821,057 in the parent Company).
Provisions of Contingencies
Provisions, considered by Management and its legal counsel are sufficient to cover probable losses from, are detailed as follows:

	Consolidated		Parent Company
	September 30, 2010		September 30, 2010
	(unaudited)	December 31, 2009	(unaudited)	December 31, 2009
Tax contingencies	1,682,877	1,932,701	627,477	1,171,861
Civil contingencies	904,163	934,609	657,842	539,429
Labor contingencies	1,117,022	1,273,181	898,358	993,335
Environmental contingencies	56,834	61,126	29,011	25,935

Total accrued liabilities	3,760,896	4,201,617	2,212,688	2,730,560

	September 30, 2010		September 30, 2010
	(unaudited)	December 31, 2009	(unaudited)	December 31, 2009
Balance at the beginning of the period	4,201,617	4,053,294	2,730,560	2,592,278
Provisions, net of reversals	(417,527)	535,621	(327,701)	191,536
Settlements	(227,005)	(377,380)	(226,324)	(237,103)
Monetary variance	203,811	(9,918)	36,153	183,849

Balance at the end of period	3,760,896	4,201,617	2,212,688	2,730,560

I)	Tax Contingencies:

Main tax causes refer substantially to discussions about the calculation basis of the Financial Compensation by Exploration of Mineral Resources (CFEM) and on denials of applications for compensation claims in the settlement of federal taxes. Others refer to collections of Additional Compensation Labor Ports (AITP) and questions about the location for Tax Services (ISS) incidence.

In 2009, accrued values related to discussion of compensation for losses and negative basis of social contribution above 30% were wrote down, due to withdrawal of the action and therefore ended the process with release of funds deposited in escrow in favor of the Union.

II)	Civil Contingencies:

The civil lawsuits are mainly related to claims made against the Company by contractors in connection with losses allegedly incurred by them as a result of several economic plans, accidents and return of land.

III)	Labor Contingencies:

Labor and social security contingencies — it refers mainly to claims for (a) payment of time spent traveling from their residences to the work-place, (b) additional health and safety related payments, and (c) disputes about the amount of indemnities paid upon dismissal and one-third extra holiday pay.

In addition to those provisions, there are judicial deposits that in September 30, 2010 totaled R$ 2,930,331 (R$ 3,108,522 at December 31, 2009) in Consolidated and R$ 2,065,269 (R$ 2,433,036 at December 31, 2009) in the parent Company.

Other commitments

In connection with a tax-advantaged lease financing arrangement sponsored by the French Government, Vale provided certain guarantees on December 30, 2004 on behalf of Vale New Caledonia S.A.S. (VNC) pursuant to which was guaranteed payments due from VNC of up to a maximum amount of US$100 (“Maximum Amount”) in connection with an indemnity. This guarantee was provided to BNP Paribas for the benefit of the tax investors of GniFi, the special purpose vehicle which owns a portion of the assets in our nickel cobalt processing plant in New Caledonia (“Girardin Assets”). The Company also provided an additional guarantee covering the payments due from VNC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by VNC under a lease agreement covering the Girardin Assets. This guarantee was provided to BNP Paribas for the benefit of GniFi.

Another commitment incorporated in the tax–advantaged lease financing arrangement was that the Girardin Assets would be substantially complete by December 31, 2009. In light of the delay in the start up of VNC processing facilities the December 31, 2009 substantially complete date was not met. Management proposed an extension to the substantially complete date from December 31, 2009 to December 31, 2010. Both the French government authorities and the tax investors have agreed to this extension. The French tax authorities issued their signed extension on March 12, 2010. Accordingly the benefits of the financing structure are fully expected to be maintained and Vale anticipates that there will be no recapture of the tax advantages provided under this financing structure.

In 2009, two new bank guarantees totaling US$59 (€43) as at September 30, 2010 were established by Vale on behalf of VNC in favor of the South Province of New Caledonia in order to guarantee the performance of VNC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.

Sumic Nickel Netherlands B.V. (“Sumic”), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC. The put option can be exercised if the defined cost of the initial nickel-cobalt development project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin funding, shareholder loans and equity contributions by shareholders to VNC, exceeded US$4.2 billion and an agreement cannot be reached on how to proceed with the project. On February 15, 2010, Vale has formally amended the agreement with Sumic to increase the threshold to approximately US$4.6 billion at specified rates of exchange. On May 27, 2010 the threshold was reached and we are currently discussing with Sumic an extension of the put option date into the first half of 2011.

Vale provided a guarantee covering certain termination payments due from VNC to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VNC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VNC and the date on which an early termination of the ESA were to occur. During the first quarter of 2010 the supply of electricity under the ESA to the project began, and the guaranteed amount now decreases over the life of the ESA from its maximum amount. As at September 30, 2010 the guarantee was US$176 million (€ 131 million).

In February 2009, Vale and its subsidiary, Vale Newfoundland and Labrador Limited (“VNL”), entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador, Canada, that permitted VNL to ship up to 55,000 metric tones of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VNL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of US$16 million (CAD$16 million) for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The amount of this financial assurance was US$110 million (CAD$112 million) based on seven shipments of nickel concentrate and as of June 30, 2010, US$11 million (CAD$11 million) remains outstanding.

As at September 30, 2010, there was an additional US$111 million in letters of credit issued and outstanding pursuant to Vale’s syndicate revolving credit facility, as well as an additional US$41 million of letters of credit and US$48 million in bank guarantees that were issued and outstanding. These are associated with environmental reclamation and other operating associated items such as insurance, electricity commitments and import and export duties.

In September and April 2010 we paid remuneration on these debentures of R$8.330 and R$8.658, respectively. During 2010, we paid a total of R$16.988.

16- Provision for Asset Retirement Obligations

	Consolidated		Parent Company
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
	(unaudited)	(I)	(unaudited)	(I)

Provisions in the beginning of year	2,273,670	2,109,697	895,579	891,450

Accretion expense	38,756	136,210	30,291	90,407
Liabilities settled in the current period	(4,216)	(85,842)	(3,380)	(74,419)
Revisions in estimated cash flows (*)	(17,953)	38,632	(23,868)	(61,916)
Cumulative translation adjustment	(25,520)	(110,897)	—	—

Provisions in the end of year	2,264,737	2,087,800	898,622	845,522

Current	137,659	157,048	101,212	121,485
Non-current	2,127,078	1,930,752	797,410	724,037

	2,264,737	2,087,800	898,622	845,522

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.

(*)	Includes R$ 79,999 related to the purchase of Vale Fertilizantes S.A. and Vale Fosfatados S.A.
17- Pension Conts
Previously disclosed in our financial statements closing on 2009, hoping to contribute in fiscal year 2010 for pension and other benefits from the R$ 521,526 in consolidated and R$ 209,851 in the Parent Company. Until September 30, 2010 such contributions totaled R$ 323,508 in consolidated and R$ 174,477 in the Parent Company. Do not expect significant changes in our preliminary estimate.

	Consolidated
	Three-month period ended in (unaudited)
	September 30, 2010			September 30, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Service cost — benefits earned during the period	2,139	33,225	13,086	5,354	20,018	6,386
Interest cost on projected benefit obligation	178,524	160,616	45,661	153,518	117,704	39,023
Expected return on assets	(275,291)	(142,817)	—	(211,488)	(85,953)	(1,820)
Amortization of initial transitory obligation	(1,310)	21,805	(14,898)	6,786	7,279	(7,227)

Net periodic pension cost	(95,938)	72,829	43,849	(45,830)	59,048	36,362

	Accumulated (unaudited)
	September 30, 2010			September 30, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Service cost — benefits earned during the period	2,185	91,669	34,819	14,279	67,003	25,017
Interest cost on projected benefit obligation	430,617	480,189	131,123	409,382	359,037	127,070
Expected return on assets	(694,968)	(433,872)	—	(563,967)	(281,583)	(1,820)
Amortization of initial transitory obligation	(1,310)	21,805	(14,898)	18,095	27,748	(35,082)

Net periodic pension cost	(263,476)	159,791	151,044	(122,211)	172,205	115,185

18- Long-term Incentive Compensation Plan
Under the terms of the long-term incentive compensation plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.
The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period. The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on the market rates. The total shares linked to the plan at September 30, 2010 and December 31, 2009, is 2,896,038 and 1,809,117, respectively.
Additionally, as a long-term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.
We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements “Comitê de Pronunciamentos Contábeis – CPC 10 Pagamentos Baseados em ações”. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At September 30, 2010 and December 31, 2009, we recognized a liability of R$ 159,465 and R$ 124,517, respectively, through the Statement of Income.

19 Stockholders’ equity
Capital
Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.
Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share.
In October, 2010, the Board of Directors approved the following proposals: (i) payment of the second tranche of the minimum dividend of US$ 1.250 billion (equivalent to R$ 2,118,750 in September 30, 2010), (ii) payment of an additional dividend of US$ 500 (equivalent to R$ 1,058,875 in September 30, 2010) . The payments will be made on October 29, 2010.
In April, 2010, the Company paid its stockholders the amount of R$ 2,198,000 in the form of interest on stockholders’ equity, correspondent to R$0,421660513 per share.
The members of the Board of Directors and the Executive Board together own 297,295 common shares and 1,145,337 preferred shares.
The Board of Directors has the power, without requiring an amendment to the bylaws, to allow the issue of new shares (authorized capital) including through the capitalization of profits and reserves up to the authorized limit of 3,600,000,000 common shares and 7,200,000,000 preferred shares without par value.
Funds linked to Future Mandatory Conversion into Shares
The outstanding issued mandatory convertible notes on September 30, 2010 is as follows:

	Date		Amount (thousands of reais)
Headings	Emission	Expiration	Gross	Net of charges	Coupon
Tranches VALE and VALE P-2012	July/2009	June/2012	1,858	1,523	6,75% a.a.
The notes pay a coupon quarterly and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory; consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.
The funds linked to future mandatory conversion, net of charges are equivalent to the maximum of common shares and preferred shares, as follows. All the shares are currently held in treasury.

	Maximum amount of shares		Amount (thousands of reais)
Headings	Common	Preferred	Common	Preferred
Tranches VALE and VALE P-2012	18,415,859	47,284,800	473	1,050
In June 2010, the notes series Rio and Rio P were converted into ADS and represent an aggregate of 49,305,205 common shares and 26,130,033 preferred class A shares respectively. The conversion was made using 75,435,238 treasury stocks held by the Company. The difference between the conversion amount and the treasury stocks book value of R$ 2,027,981 was accounted for in additional paid-in capital in the stockholder’s equity.
In April, 2010, we paid to holders of mandatorily convertible notes additional interest: series RIO and RIO P, R$ 0.722861 and R$ 0.857938 per note, respectively and series VALE-2012 and VALE.P-2012, R$ 1.042411 and R$ 1.205663 per note, respectively.
Treasury Stock
On September 23, 2010, The Board of Directors approved a share buy-back program. The shares are to be held in treasury for subsequent sale or cancellation, amounting up to US$ 2 billion and involving up to 64,810,513 common shares and up to 98,367,748 preferred shares. The share buy-back program was completely executed in October, 2010.

As of September 30, 2010 we had acquired 108,299,565 shares in the amount of R$ 2,921,658, as follows.

	Quantity of shares				Unit acquisition cost			Average quoted market price
	September			December 31,				September	December
Classes	30, 2010	Increase	Decrease	2009	Average	Low (*)	High	30, 2010	31, 2009
Preferred	72,577,171	21,125,300	(26,130,033)	77,581,904	30.03	1.17	46.50	42.02	33.22
Common	35,722,394	10,029,700	(49,305,205)	74,997,899	20.77	1.67	52.96	47.84	38.23

	108,299,565	31,155,000	(75,435,238)	152,579,803

(*)	original value before splits of shares in the amount of R$ 14.02 for preferred shares and R$ 20.07 for common shares.

20- Basic and diluted earnings per share
Basic and diluted earnings per share amounts have been calculated as follows:

	Consolidated
	Three-month period ended in		Nine-month period ended in
	(unaudited)		(unaudited)
	September 30,		September 30,
	2010	September 30,	2010	September 30,
	(unaudited)	2009 (I)	(unaudited)	2009 (I)
Net income from continuing operations attributable to the Company’s stockholders	10,539,078	2,986,829	20,289,523	7,629,779

Discontinued operations, net of tax	14,610	—	(221,708)	—

Net income attributable to the Company’s stockholders	10,553,688	2,986,829	20,067,815	7,629,779

Basic and diluted earnings per share

Income available to preferred stockholders	4,054,478	1,130,628	7,720,605	2,888,161
Income available to common stockholders	6,369,677	1,771,261	12,097,736	4,524,641
Income available to convertible notes linked to preferred shares	93,225	43,189	179,547	110,325
Income available to convertible notes linked to common shares	36,308	41,751	69,927	106,652
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,056,473	2,030,727	2,043,102	2,030,727
Weighted average number of shares outstanding (thousands of shares) — common shares	3,230,765	3,181,709	3,204,885	3,181,709
Treasury preferred shares linked to mandatorily convertible notes	47,285	77,580	47,285	77,580
Treasury common shares linked to mandatorily convertible notes	18,416	74,998	18,416	74,998

Total	5,352,939	5,365,014	5,313,688	5,365,014

Earnings per preferred share	1.97	0.56	3.78	1.42
Earnings per common share	1.97	0.56	3.78	1.42
Earnings per convertible notes linked to preferred share (*)	1.97	0.56	3.78	1.42
Earnings per convertible notes linked to common share (*)	1.97	0.56	3.78	1.42

Continuous operations
Earnings per preferred share	1.97	—	3.82	—
Earnings per common share	1.97	—	3.82	—
Earnings per convertible notes linked to preferred share (*)	1.97	—	3.82	—
Earnings per convertible notes linked to common share (*)	1.97	—	3.82	—

Discontinued operations
Earnings per preferred share	—	—	(0.04)	—
Earnings per common share	—	—	(0.04)	—
Earnings per convertible notes linked to preferred share (*)	—	—	(0.04)	—
Earnings per convertible notes linked to common share (*)	—	—	(0.04)	—

(*)	Basic earnings per share only, as dilution assumes conversion
If the conversion of the convertible notes had been included in the calculation of diluted earnings per share they would have generated the following dilutive effect as shown below:

	Consolidated
	Three-month period ended in		Nine-month period ended in
	(unaudited)		(unaudited)
	September 30,	September 30,	September 30,	September 30,
	2010 (unaudited)	2009	2010 (unaudited)	2009

Income available to preferred stockholders	4,147,704	1,173,817	7,894,908	2,998,486
Income available to common stockholders	6,405,984	1,813,012	12,172,907	4,631,293
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,103,758	2,108,534	2,090,387	2,108,307
Weighted average number of shares outstanding (thousands of shares) — common shares	3,249,181	3,256,725	3,223,101	3,256,707
Earnings per preferred share	1.97	0.56	3.78	1.42
Earnings per common share	1.97	0.56	3.78	1.42

Continuous operations
Earnings per preferred share	1.97	—	3.82	—
Earnings per common share	1.97	—	3.82	—

Discontinued operations
Earnings per preferred share	—	—	(0.04)	—
Earnings per common share	—	—	(0.04)	—

21- Segment and geographical information
Vale adopts for interim reporting of our consolidated operating segments, the accounting standard CPC 22 that introduced the concept of “chief operation decision maker” on the information reported by segment, for which financial information should be presented in the internal databases used by decision makers to evaluate performance of the segments and decide how to allocate resources to segments considering the new segment acquired, fertilizer, and the related reorganization occurred the operating segments are: 1) Bulk materials represented by Iron or, Pellets, Manganese ore and ferroalloys, Coal; 2) Base Metals represented by Nickel, Aluminum and Copper, 3) Fertilizers; and 4) Logistics services. The information was analyzed by segment as follows:
Results by segment — before eliminations (aggregated)

	Three-month period ended in (unaudited)
	September 30, 2010							September 30, 2009 (I)
	Bulk							Bulk
	Materials	Basic Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Materials	Basic Metals	Fertilizers	Logistic	Others	Elimination	Consolidated
RESULTS
Gross revenues — Foreign	33,532,895	4,041,052	23,919	—	267,986	(16,055,557)	21,810,295	12,759,088	4,102,729	—	37,205	170,576	(5,687,472)	11,382,126
Gross revenues — Domestic	2,679,016	416,785	1,468,547	1,140,634	317,637	(1,456,682)	4,565,937	1,109,014	478,700	218,833	900,815	117,616	(624,655)	2,200,323

Cost and expenses	(21,439,347)	(3,716,205)	(1,434,843)	(836,840)	(615,349)	17,512,239	(10,530,345)	(9,038,189)	(3,926,169)	(66,641)	(588,409)	(246,082)	6,312,127	(7,553,363)
Depreciation, depletion and amortization	(648,443)	(416,209)	(83,239)	(68,562)	(14,300)	—	(1,230,753)	(577,854)	(735,787)	(32,218)	(92,482)	(9,447)	—	(1,447,788)

Operating income	14,124,121	325,423	(25,616)	235,232	(44,026)	—	14,615,134	4,252,059	(80,527)	119,974	257,129	32,663	—	4,581,298

Resultado Financeiro	1,596,420	(318,435)	29,968	(5,734)	(1,237,494)	—	64,725	318,009	(34,058)	—	(23,294)	(70,476)	—	190,181
Gain on sale of assets	—	—	—	—	—	—	—	—	17,656	—	—	110,899	—	128,555
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	18,642	19,412	—	—	(94,237)	—	(56,183)	99,886	—	—	—	(69,624)	—	30,262
Income taxes	(4,035,274)	(44,747)	(11,637)	(23,609)	145,014	—	(3,970,253)	(1,836,635)	29,401	—	(40,276)	1,992	—	(1,845,518)
Discontinued operations, net of tax	—	14,610	—	—	—	—	14,610	—	—	—	—	—	—	—
Net income (loss) attributable to noncontrolling interests	(32,459)	(83,752)	—	—	1,866	—	(114,345)	12,085	(94,129)	—	—	(15,905)	—	(97,949)

Net income attributable to Company’s stockholders	11,671,450	(87,489)	(7,285)	205,889	(1,228,877)	—	10,553,688	2,845,404	(161,657)	119,974	193,559	(10,451)	—	2,986,829

Sales classified by geographic destination:
Foreign market
America, except United States	786,493	682,371	23,919	—	—	(447,038)	1,045,745	467,840	458,141	—	—	—	(251,136)	674,845
United States	76,733	283,348	—	—	267,986	4,618	632,685	20,512	478,279	—	—	135,771	(17,154)	617,408
Europe	6,913,540	1,131,190	—	—	—	(3,516,096)	4,528,634	3,636,424	1,696,809	—	—	1,807	(2,993,088)	2,341,952
Middle East/Africa/Oceania	1,767,987	47,298	—	—	—	(724,089)	1,091,196	417,546	99,251	—	—	—	(189,585)	327,212
Japan	4,161,422	638,413	—	—	—	(1,824,472)	2,975,363	1,237,234	528,353	—	—	—	(493,160)	1,272,427
China	16,608,222	368,244	—	—	—	(7,839,804)	9,136,662	5,718,142	371,525	—	37,205	—	(1,334,053)	4,792,819
Asia, other than Japan and China	3,218,498	890,188	—	—	—	(1,708,676)	2,400,010	1,261,390	470,371	—	—	32,998	(409,296)	1,355,463

	33,532,895	4,041,052	23,919	—	267,986	(16,055,557)	21,810,295	12,759,088	4,102,729	—	37,205	170,576	(5,687,472)	11,382,126
Domestic market	2,679,016	416,785	1,468,547	1,140,634	317,637	(1,456,682)	4,565,937	1,109,014	478,700	218,833	900,815	117,616	(624,655)	2,200,323

Total	36,211,911	4,457,837	1,492,466	1,140,634	585,623	(17,512,239)	26,376,232	13,868,102	4,581,429	218,833	938,020	288,192	(6,312,127)	13,582,449

Property, plant and equipment, intangible e biological assets	56,360,632	56,088,732	15,792,346	5,864,866	8,168,188	—	142,274,764	38,449,709	62,688,228	2,555,221	9,886,886	8,610,812	—	122,190,856
Investment	718,610	42,126	—	217,732	3,721,421	—	4,699,889	427,554	75,674	—	217,713	3,798,239	—	4,519,180

	57,079,242	56,130,858	15,792,346	6,082,598	11,889,609	—	146,974,653	38,877,263	62,763,902	2,555,221	10,104,599	12,409,051	—	126,710,036

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.

Results by segment — before eliminations (aggregated)

	Six-month period ended (unaudited)
	September 30, 2010							September 30, 2009 (I)
	Bulk	Basic						Bulk	Basic
	Materials	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Materials	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated
RESULTS

Gross revenues — Foreign	68,714,189	11,569,390	23,919	754,447	(32,805,950)	48,276,499	96,532,494	38,172,762	12,366,345	—	71,398	448,209	(18,873,273)	32,185,441

Gross revenues — Domestic	6,423,665	1,157,206	1,964,254	690,969	(3,204,858)	10,110,059	17,141,295	2,555,729	1,355,642	621,166	2,396,213	283,605	(1,633,339)	5,579,016

Cost and expenses	(46,277,640)	(10,695,101)	(1,891,123)	(1,550,835)	36,010,808	(26,792,083)	(51,195,974)	(27,827,862)	(12,356,948)	(208,810)	(1,723,004)	(1,251,004)	20,506,612	(22,861,016)
Depreciation, depletion and amortization	(1,930,869)	(1,630,170)	(126,305)	(27,388)	—	(3,946,919)	(7,661,651)	(1,522,653)	(2,140,884)	(37,794)	(266,679)	(29,965)	—	(3,997,975)

Operating income	26,929,345	401,325	(29,255)	(132,807)	—	27,647,556	54,816,164	11,377,976	(775,845)	374,562	477,928	(549,155)	—	10,905,466
Financial income	114,299	(1,154,169)	32,193	(1,243,655)	—	(2,287,772)	(4,539,104)	2,982,360	(287,664)	—	(84,719)	(165,704)	—	2,444,273
Gain on sale of investments	—	—	—	—	—	—	—	—	25,564	—	—	398,713	—	424,277
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	5,456	20,112	—	(37,252)	—	(12,015)	(23,699)	84,743	(176)	—	3,749	5,417	—	93,733
Income taxes	(5,103,958)	219,358	(2,832)	27,383	—	(4,915,148)	(9,775,197)	(6,427,409)	416,058	—	(93,752)	(33,427)	—	(6,138,530)
Discontinued operation, net of tax	—	(221,708)	—	—	—	(221,708)	(443,416)	—	—	—	—	—	—	—
Net income (loss) attributable to noncontrolling interests	(34,883)	(110,076)	—	1,861	—	(143,098)	(286,196)	28,819	(99,457)	—	—	(28,802)	—	(99,440)

Net income attributable to the Company’s stockholders	21,910,259	(845,158)	106	(1,384,470)	—	20,067,815	39,748,552	8,046,489	(721,520)	374,562	303,206	(372,958)	—	7,629,779

Sales classified by geographic destination:
Foreign market

United States	1,881,679	1,782,064	23,919	25,298	(1,197,407)	2,536,057	5,051,610	742,185	2,190,244	—	—	—	(903,919)	2,028,510

Europe	128,914	884,533	—	712,986	(66,267)	1,660,166	3,320,332	76,855	1,453,023	—	—	412,798	(104,877)	1,837,799

Middle East/Africa/Oceania	17,051,303	3,772,059	—	16,163	(9,336,603)	11,502,922	23,005,844	9,312,097	3,975,024	—	—	2,413	(7,614,676)	5,674,858

Japan	3,727,375	258,093	—	—	(1,372,421)	2,613,047	5,226,094	1,692,428	481,827	—	—	—	(1,023,587)	1,150,668

China	8,652,222	1,724,260	—	—	(3,931,986)	6,444,496	12,888,992	3,374,351	1,224,837	—	—	—	(1,418,176)	3,181,012

Asia, other than Japan and China	31,249,204	1,042,083	—	—	(14,026,931)	18,264,356	36,528,712	19,562,148	1,385,148	—	71,398	—	(6,338,164)	14,680,530

	62,690,697	9,463,092	23,919	754,447	(29,931,615)	43,021,044	86,021,584	34,760,064	10,710,103	—	71,398	415,211	(17,403,399)	28,553,377

Domestic market	68,714,189	11,569,390	23,919	754,447	(32,805,950)	48,276,499	96,532,494	38,172,762	12,366,345	—	71,398	448,209	(18,873,273)	32,185,441

Total	131,404,886	21,032,482	47,838	1,508,894	(62,737,565)	91,297,543	182,554,078	72,932,826	23,076,448	—	142,796	863,420	(36,276,672)	60,738,818

Property, plant and equipment, intangible e biological assets]	56,360,632	56,088,732	15,792,346	8,168,188	—	142,274,764	278,684,662	38,449,709	62,688,228	2,555,221	9,886,886	8,610,812	—	122,190,856
Investments	718,610	42,126	—	3,721,421	—	4,699,889	9,182,046	427,554	75,674	—	217,713	3,798,239	—	4,519,180

	57,079,242	56,130,858	15,792,346	11,889,609	—	146,974,653	287,866,708	38,877,263	62,763,902	2,555,221	10,104,599	12,409,051	—	126,710,036

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 3.

22- Other expenses
The income statement line “Other operating expenses” totaled R$ 2,643,524 for the nine month period ended September 30, 2010, mostly due to pre operational expenses, loss of materials and idle capacity and stoppage operations expenses which comprised R$ 310,590, R$ 186,991 and R$ 844,306 respectively.
23- Derivatives Financial Instruments
a) Risk Management Policy
Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. To do that, we evaluate not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk) and those risks inherent in Vale’s operational processes (operational risk).
The enterprise wide risk Management approach, that encompasses all kinds of risk, as well as the relations between the several market risk factors (correlations), aims to assess the impact that such events would bring considering the natural hedges presented in the company’s portfolio. Therefore, when assessing the risk associated with Vale’s business, one can observe the positive effect due to the mix of products and currencies in Vale’s portfolio. This diversification implies in a natural reduction of the overall risk of the company. Any risk mitigation strategy, whenever necessary, will be implemented if it contributes significantly for the reduction on the volatility on Vale’s cash flows bringing the risk of the company to an acceptable level.
Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow contributes to a better perception of the company’s credit quality, improving its ability to access different markets and reducing the financing costs. Therefore, the board of directors has established an enterprise-wide risk Management policy and a risk Management committee.
The risk management policy determines that Vale should evaluate regularly its cash flow risks as well as risk mitigation strategies. As previously stated, whenever considered necessary, these mitigation strategies should be put in place with the objective of reducing the risks regarding the obligations assumed by the Company, both with third parties and its shareholders.
The executive board is responsible for the evaluation and approval of the risk mitigation strategies recommended by the risk Management committee. The committee is responsible for overseeing and reviewing our risk Management principles and risk Management instruments, besides reporting periodically to the executive board regarding the Management process and risk monitoring, including the main risks Vale is exposed to and their impact on Vale’s cash flow.
The risk management policy and procedures, that complement the risk management governance model, require the diversification of operations and counterparties and prohibit speculative transactions with derivatives.
Besides the risk management governance model, Vale has in place a well defined corporate governance structure with well defined roles and responsibilities. The recommendation and execution of derivative transactions are implemented by different and independent areas. It is the responsibility of the risk management department to define and propose to the risk management committee market risk mitigation strategies consistent with Vale and it’s wholly owned subsidiaries corporate strategy. It is the responsibility of the finance department to execute the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.
The monitoring and monthly evaluations of the consolidated risk exposure allow us to evaluate the financial results and the impact on Vale’s cash flow, as well as guarantee that the initial goals will be achieved. The fair value measurements of the trades are reported weekly to Management.
All derivative trades were recognized in our balance sheet at fair value and their respective gains or losses were recognized according to the current accounting standard.
Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;
•	Foreign exchange;
•	Products prices;
•	Input and other costs.
b) Fair value computation methodology
Well-known market participants’ valuation methodologies were used to compute the fair value of the financial instruments. These instruments were evaluated computing their present values considering market curves that impact the instrument on the valuation date. The curves and prices used in the pricing for each group of instruments are detailed in the topic “market curves”.
The pricing method considered in the case of European options is the Black & Scholes model, which is widely used among derivatives market participants for the option pricing. In this model, the derivative fair value is a function of the volatility, spot price of the underlying asset, the strike price, the risk free rate and the time to maturity. In the case of options where the financial result is a function of the average of the underlying price for a certain period of the time, called Asian options, we use the Turnbull & Wakeman model, also widely used to price this type of instrument. Besides the parameters used on the Black & Scholes model it is considered in this model the price averaging period.

In the case of swaps, the long and short legs’ present values are estimated discounting their cash flows using the interest rate of the currency in which they are denominated. The difference between the present values of the long leg and short leg of the swap is the fair value.
In the case of swaps linked to TJLP, the fair value calculation considers constant the TJLP rate, that is, the future cash flows in reais are forecasted considering the last TJLP published.
The pricing for the commodities future settlement contracts (buy or sell) is computed using forward curves for each commodity. Normally, these curves are collected in the exchanges where these commodities are traded, among them, London Metals Exchange (LME) and COMEX (Commodities Exchange) or market price providers. When there is no price for a specific date, we use interpolations between the available periods.
c) Value at Risk computation methodology
The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors — and its correlations — tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.
d) Sensitivity Analysis methodology
In the topic “Sensitivity Analysis” we present the table with potential gain/loss for all outstanding positions as of September 30, 2010 considering pre-defined stress scenarios defined for the main market risk factors.
e) Contracts subjected to margin calls
Vale has contracts subject to margin calls only for part of copper and nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of September 2010 was not relevant.
f) Initial Cost of Contracts
The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated. Even the option contracts were executed trough zero cost structures (zero cost collars).
g) Foreign Exchange and Interest Rate Derivative Positions
The Company’s cash flow is subjected to volatility of several different currencies against the U.S. Dollar. While most of our product prices are indexed to US dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. Dollar, mainly Brazilian Reais and Canadian dollars.
In order to reduce the company’s potential cash flow volatility arising from this currency mismatch we use FX derivatives instruments. The main strategy used by Vale is to swap Debts linked to Brazilian reais into U.S. Dollars so as to attenuate the impact of BRL/USD exchange rate as most of our revenues are denominated in USD.
The swap transactions used to convert debt linked to Brazilian reais into U.S. Dollars have similar – and sometimes shorter – settlement dates than the final maturity of the debt instruments. Their amounts are similar to the principal and interest payments, subjected to liquidity market conditions. The swaps with shorter settlement date than the debts’ final maturity are renegotiated through time so that their final maturity match – or become closer – to the debt final maturity. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in U.S. Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian Real against the U.S. Dollar, the negative (positive) impact on Vale debt service (interest and/or principal payment) measured in U.S. Dollars will be almost totally offset by a positive (negative) effect from the swap transaction, regardless of the U.S. dollar / Brazilian Real exchange rate on the payment date.
Vale has also a cash flow exposure to interest rates risks over loans and financings. The U.S. Dollars floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the U.S. Dollar floating rate debt is mainly subject to changes in the Libor. To mitigate the impact of the interest rate volatility on the cash flow, Vale takes advantage of natural hedges allowed by the positive correlation of metal prices and U.S. Dollar floating rates. When natural hedges are not present, Vale enters into financial instruments to obtain the same effect.

As of September 30, 2010, the total amount and interests of Brazilian Real denominated debt converted through swaps into US Dollars was R$ 11.7 billion (US$ 6.9 billion), and the total amount and interests of Euro denominated debt converted through swaps into US Dollars was € 500 million (US$ 682 million). The average cost in dollars was 4.47% after the swaps transactions were implemented. Due to liquidity constraints, the swaps’ average payment term might be shorter than the debt average payment term.
The following tables show as of September 30, 2010, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value breakdown by payment date for each group of instruments.
Protection program for the Real denominated debt indexed to CDI
•
CDI vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•
CDI vs. USD floating rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor – London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$ 5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.

									Realized		R$ Million
	Notional ($ million)					Average	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10		31-Dec-09		Index	rate	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011	2012	2013	2014	2015

Swap CDI vs. fixed rate swap
Receivable		$7,589		$7,574	CDI	101.20%	10,843	8,062	371
Payable	USD	3,670	USD	3,670	USD	5.60%	(9,509)	(6,959)	(209)

Net							1,334	1,103	162	77	1,308	291	277	(385)	26	(183)

Swap CDI vs. floating rate swap
Receivable		$792		$792	CDI	102.07%	821	830	53
Payable	USD	430	USD	430	Libor	150%	(751)	(739)	(9)

Net							70	91	44	4	73	37	38	29	21	(128)

Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a cash flow currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.
Protection program for the real denominated debt indexed to TJLP
•
TJLP vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP[1] to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•
TJLP vs. USD floating rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

									Realized		R$ Million
	Notional ($ million)					Average	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10		31-Dec-09		Index	Rate	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011	2012	2013	2014-2016	2017-2019

Swap TJLP vs. fixed rate swap
Receivable		$2,249		$2,031	TJLP	1.43%	1,963	1,845	94
Payable	USD	1,158	USD	1,048	USD	3.17%	(1,928)	(1,710)	(65)

Net							35	135	29	18	29	89	90	32	(154)	(51)

Swap TJLP vs. floating rate swap
Receivable		$720		$658	TJLP	0.96%	611	616	12
Payable	USD	375	USD	335	Libor	Libor — 0.46%	(586)	(562)	(6)

Net							25	54	6	7	2	6	133	26	(61)	(81)

Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL

[1]	Due to liquidity constraints of the market regarding TJLP derivatives, some derivatives transactions were done through CDI by equivalency.

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a cash flow currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.
Foreign Exchange cash flow hedge — Vale
•
Brazilian Real fixed rate vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

									Realized		R$ million
	Notional ($ million)					Average	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10		31-Dec-09		Index	rate	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011

Receivable		$2,608		$1,964	Fixed	8.08%	2,739	1,945	1,889
Payable	USD	1,430	USD	1,110	USD	0.00%	(2,416)	(1,908)	(1,748)

Net							323	37	141	15	323	—

Type of contracts: OTC Contracts
Hedged Item: part of Vale’s revenues in USD
The P&L shown is offset by the hedged items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Foreign Exchange cash flow hedge — Albras
•
Brazilian Real fixed rate vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

									Realized		R$ million
	Notional ($ million)						Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10		31-Dec-09		Index	Average rate	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011

Receivable		$725		$711	Fixed	7.17%	767	699	446
Payable	USD	371	USD	359	USD	0.00%	(621)	(608)	(402)

Net							146	91	44	4	29	117

Type of contracts: OTC Contracts
Hedged Item: part of Vale’s revenues in USD
The P&L shown is offset by the hedged items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Aluminum operations are held for sale since June 2010.
Foreign Exchange Protection Program on cash flow
•
NDFs – In order to reduce the cash flow volatility, Vale entered into non-deliverable forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

									R$ million
							Realized		Fair value
	Notional (USD million)			Average rate	Fair value		Gain/Loss	VaR	by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(BRL/USD)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010

Forward	20	60	$	1.8486	3.0	(0.2)	3.0	0.2	3.0

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues in USD
The P&L shown is offset by the protected items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.

Protection program for the Euro denominated floating rate debt
•
Euro floating rate vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 3.6 million, issued in 2003 by Vale. In this trade, Vale receives floating rates in Euros (Euribor) and pays floating rates in U.S. Dollars (Libor).

									Realized		R$ million
	Notional ($ million)						Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10		31-Dec-09		Index	Average rate	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011

Receivable		€4		€5	EUR	Euribor+0,875%	8.3	12	2.7
Payable	USD	4	USD	5	USD	Libor+1,0425%	(6.9)	(9)	(2.5)

Net							1.4	3	0.2	0.1	0.5	0.9

Type of contracts: OTC Contracts
Protected Item: Vale’s Debt linked to EUR.
The P&L shown is offset by the hedged items’ P&L due to EUR/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
Fair Value hedge program for the Euro denominated fixed rate debt
•
EUR fixed rate vs. USD fixed rate swap: In order to hedge the volatility of debt costs to U.S. Dollars, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars. This trade was used to convert part of the cash flow of a debt in Euros, with an outstanding notional amount of € 750 million, issued in 2010 by Vale.

								Realized		R$ million
	Notional ($ million)					Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10		31-Dec-09	Index	Average rate	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2011	2012	2013	2014

Receivable		€500	—	EUR	4.375%	1,297	—	—
Payable	USD	675	—	USD	4.712%	(1,314)	—	—

Net						(17)	—	—	15	(4)	(5)	(4)	(4)

Type of contracts: OTC Contracts
Protected Item: Vale’s Debt linked to EUR
The P&L shown is offset by the hedged items’ P&L due to EUR/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
Protection program for the USD floating rate debt
In order to reduce the cash flow volatility, Vale Canada Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Inco used this instrument to convert the cash flow of a debt issued in 2004 with initial notional amount of US$ 200 million. In this trade, Vale pays fixed rates in U.S. Dollars and receives floating rates in U.S. Dollars (Libor).

									Realized		R$ million
	Notional ($ million)						Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10		31-Dec-09		Index	Average rate	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011

Receivable	USD	125	USD	200	USD	Libor	212	260	—
Payable					USD	4,795%	(221)	(274)	(9)

Net							(9)	(14)	(9)	0,1	(2)	(4)

Type of contracts: OTC Contracts
Protected Item: Vale Canada’s floating rate debt.
The P&L is offset by the protected items’ P&L due to Libor.
Foreign Exchange protection program for Coal Fixed Price Sales
In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues.

									Realized		R$ million
	Notional ($ million)					Average rate	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10		31-Dec-09		Buy/Sell	(AUD/USD)	30-sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011

Forward	AUD	10	AUD	10	B	0.66	5	15	14	0.2	2	3

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs in Australian Dollar.
The P&L shown is offset by the protected items’ P&L due to USD/AUD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
Protection Program for Foreign Exchange and Interest on the first nine months of 2010
On March, Vale contracted similar swap transactions in order to reduce the cash flow volatility due to the foreign exchange transaction of the bond issued in Euro. These swaps were hired and settlement on March, when Vale received R$ 3.6 million
Between May and June, Vale entered into swap transactions to protect against the market the changes on the foreign exchange rate between U.S. dollars and Brazilian reais in order to reduce the cash flow volatility due to the foreign exchange transaction of the mandatory convertibles. In these swaps, entered Vale paid a fixed rate in U.S. dollars and received a fixed rate in Brazilian reais. On the maturity date, June 14th, Vale received R$ 67 million.
On September, Vale contracted interest rate swap transactions in order to fix the treasury used in the pricing of Vale’s 10 year bond emission, neutralizing part of the emission cost. These swaps were acquired and settlement on September, when Vale received R$ 1.5 million.
h) Commodity Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to commodities price volatilities. To reduce the volatility effects, Vale contracted the following derivatives transactions:
Aluminum Strategic cash flow hedging program
In order to hedge our cash flow for 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale revenues for these periods.

									R$ million
				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/ton)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010

Put	30,000	120,000	B	1,940	0.1	15	0.03
Call	30,000	120,000	S	2,073	(14)	(62)	(15)

Net					(14)	(47)	(15)	2	(14)

Forward	30,000	120,000	S	1,945	(20)	(65)	(31)	3	(20)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Aluminum price
The P&L shown for forwards in the table above is offset by the protected items’ P&L due to Aluminum price. Nevertheless, in case of options, which are non-linear instruments, their P&L is partially compensated by the hedged item’s P&L.
Aluminum operations are held for sale since June 2010.
Nickel Strategic cash flow protection program
In order to protect our cash flow for 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale’s revenues for these periods.

									R$ million
				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/ton)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010

Forward	7,353	29,122	S	17,889	(69)	(36)	(120)	7	(69)

Type of contracts: OTC and LME Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L is offset by the protected items’ P&L due to Nickel price.
Nickel Sales Hedging Program
In order to reduce the cash flow volatility in 2010 and 2011, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

				Average			Realized		R$ million
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/ton)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011

Forward	19,500	—	S	21,869	(43)	—	—	19	(2)	(41)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown is offset by the protected items’ P&L due to Nickel price.
Nickel Fixed Price Program
In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same as the average prices negotiated on the LME on the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). These operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the ‘Nickel Strategic cash flow protection program’ or the ‘Nickel Sales Hedging Program’ are executed, the ‘Nickel Fixed Price Program’ is interrupted.

				Average			Realized		R$ million
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/ton)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011	2012

Nickel Futures	2,292	3,426	B	16,888	25	21	26	2	9	15	1

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Purchase Protection Program
In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel future contracts on the LME or by forward over-the-counter operations.

				Average			Realized		R$ million
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/ton)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011

Nickel Futures	618	1,446	S	22,855	(0.4)	(4)	(13)	1	(0.4)	—

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table is offset by the protected items’ P&L due to Nickel price.
Bunker Oil Purchase Protection Program
In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reduce the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

				Average			Realized		R$ million
	Notional (mt)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/mt)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011

Forward	345,000	452,000	B	440	15	78	45	4	10	5

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Bunker Oil price.
The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.
Maritime Freight Hiring Protection Program
In order to reduce the impact of maritime freight price fluctuation hired to support CIF and CFR sales and consequently reduce the company’s cash flow volatility, freight derivatives (FFA — Forward Freight Agreement) were implemented. These transactions are usually executed through forward purchases.

									R$ million
				Average			Realized		Fair value
	Notional (days)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/day)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010

Forward	1,748	6,125	B	30,634	4	50	29	8	4

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Freight price.
The P&L is offset by the protected items’ P&L due to Freight price.
Coal Sales Protection Program
In order to reduce the cash flow volatility for 2010, Vale entered into hedging transactions to fix the price of a portion of coal sales during the period.

									R$ million
				Average			Realized		Fair value
	Notional (mt)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/mt)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010

Forward	120,000	—	S	82	(1)	—	(2)	0.3	(1)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Coal price.
The P&L shown is offset by the protected items’ P&L due to Coal price.
Copper Scrap Purchase Protection Program
This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap is combined with other raw materials or inputs to produce copper. This program is usually implemented by the sale of futures on the LME or by forwards through Over-the-Counter operations.

				Average			Realized		R$ million
	Notional (lbs)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/Ibs)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011

Forward	515,300	—	S	3	(0.6)	—	0.12	0.1	(0.3)	(0.3)

Tipo de contrato: OTC Contracts
Item protegido: part of Vale’s revenues linked to Copper price.
The P&L shown is offset by the protected items’ P&L due to Copper price.
i) Embedded Derivative Positions
The Company’s cash flow is also exposed to several market risks associated with contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2010:
Energy purchase
Energy purchase agreement between Albras, Vale’s controlled subsidiary, and Eletronorte, in which there’s a clause that defines that a premium can be charged if aluminum prices trades in the range from US$ 1,450/t until US$ 2,773/t. This clause is considered as an embedded derivative.

				Average			Realized		R$ million
	Notional (ton)			strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/ton)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010	2011	2012

Call	200,228	200,228	B	2,773	41	45
Call	200,228	200,228	S	1,450	(322)	(299)

Total					(281)	(254)	—	12	(110)	(138)	(33)

Aluminum operations are held for sale since June 2010.

Raw material and intermediate products purchase
Nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									R$ million
				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	30-Sep-10	31-Dec-09	Buy/Sell	(USD/ton)	30-Sep-10	31-Dec-09	30-Sep-10	30-Sep-10	2010

Nickel Forwards	1,222	440		21,792	(2)	0.3	5		(2)
Copper Forwards	5,223	3,463	S	7,226	(4)	(1.7)	3		(4)

Total					(6)	(1.4)	8	2	(6)

j) Derivative Positions from jointly controlled companies
Below we present the fair values of the derivatives from jointly controlled companies. These instruments are managed under the risk policies of each company. However the nominal amounts and the effects of mark-to-market are recognized in financial statements to the extent of Vale’s share in each one of these companies.
Protection program
In order to reduce the cash flow volatility, swap transactions was contracted to convert into Reais the cash flows from debt instruments denominated in US Dollars. In this swap, fixed rates in U.S. Dollars are received and payments linked to Reais (CDI index) are made.

							R$ million
	Notional ($ million)				Fair Value		VaR
Flow	30-Sep-10	31-Dec-09	Index	Average rate	30-Sep-10	31-Dec-09	30-Sep-10

Swap fixed rate vs. CDI
Receivable	USD 106	USD 114	USD	2.57%	186	210
Payable	$206	$245	CDI	100.28%	(230)	(272)

Net					(44)	(62)	1

Type of contracts: OTC Contracts
Protected Item: Debts indexed to USD
The P&L shown is offset by the protected items’ P&L due to BRL/USD exchange rate.
Hedging program
Swap transactions to fix the rate of part of a USD denominated obligation linked to Libor USD were contracted. In this swap, floating rates (Libor USD) in US Dollars are received and payments linked to a fixed rate also in US Dollars are made.

							R$ million
	Notional ($ million)				Fair Value		VaR
Flow	30-Sep-10	31-Dec-09	Index	Average rate	30-Sep-10	31-Dec-09	30-Sep-10

Swap USD floating rate vs. fixed
Receivable	USD 20	USD 20	Libor	Libor + 0,65%	23.3	30.0
Payable			Fixed	3.98%	(24.1)	(30.9)

Net					(0.8)	(0.9)	0.01

Type of contracts: OTC Contracts
Hedged Item: Debts indexed to Libor USD
The P&L shown is offset by the hedged items’ P&L due to fluctuations in the Libor USD rate.

k) Sensitivity Analysis on Derivatives
The table presents potential gain/loss of all our outstanding positions on September 30, 2010 considering the following stress scenarios:
•	Fair Value: it is the mark to market value of the instruments on September 30, 2010;
•
Scenario I: unfavorable change of 25% — Potential losses considering a shock of 25% in the market risk factors used for fair value calculation that negatively impacts the fair value of Vale’s derivatives positions;

•
Scenario II: favorable change of 25% — Potential profits considering a shock of 25% in the market curves used for fair value calculation that positively impacts the fair value of Vale’s derivatives positions;

•
Scenario III: unfavorable change of 50% — Potential losses considering a shock of 50% in the market curves used for fair value calculation that negatively impacts the fair value of Vale’s derivatives positions;

•
Scenario IV: favorable change of 50% — Potential profits considering a shock of 50% in the market curves used for fair value calculation that positively impacts the fair value of Vale’s derivatives positions;

Sensitivity analysis — Foreign Exchange and interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation		(1,633)	1,633	(3,264)	3,264
		USD interest rate inside Brazil variation	1,334	(71)	73	(141)	147
		Brazilian interest rate fluctuation		(2)	1	(2)	3
		USD Libor variation		(3)	3	(7)	7
	CDI vs. USD floating rate swap	USD/BRL fluctuation		(188)	188	(375)	375
		Brazilian interest rate fluctuation	70	0.06	0.06	0.27	0.21
		USD Libor variation		(0.1)	0.0	(0.2)	(0.1)
	Protected Items — Debt indexed to CDI	USD/BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation		(482)	482	(964)	964
		USD interest rate inside Brazil variation	35	(27)	26	(55)	51
		Brazilian interest rate fluctuation		(69)	75	(133)	158
		TJLP interest rate fluctuation		(77)	76	(154)	151
	TJLP vs. USD floating rate swap	USD/BRL fluctuation		(147)	147	(293)	293
		USD interest rate inside Brazil variation		(9)	9	(19)	17
		Brazilian interest rate fluctuation	25	(17)	19	(33)	39
		TJLP interest rate fluctuation		(40)	40	(80)	80
		USD Libor variation		(15)	15	(31)	31
	Protected Items — Debts indexed to TJLP	USD/BRL fluctuation	n.a.	—	—	—	—
Foreign Exchange cash flow hedge — Vale	BRL fixed rate vs. USD	USD/BRL fluctuation		(604)	604	(1,208)	1,208
		USD interest rate inside Brazil variation	323	(2)	2	(3)	3
		Brazilian interest rate fluctuation		(8)	9	(16)	17
	Hedged Items — Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	604	(604)	1,208	(1,208)
Foreign Exchange cash flow hedge — Albras	BRL fixed rate vs. USD	USD/BRL fluctuation		(155)	155	(310)	310
		USD interest rate inside Brazil variation	146	(2)	2	(3)	3
		Brazilian interest rate fluctuation		(10)	11	(20)	22
	Hedged Items — Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	155	(155)	310	(310)
Foreign Exchange Protection Program on cash flow	Non-deliverable forward	USD/BRL fluctuation		(8)	8	(17)	17
		USD interest rate inside Brazil variation	3.0	0.00	0.00	0.00	0.00
		Brazilian interest rate fluctuation		0.0	0.0	0.0	0.0
	Protected Items — Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	8	(8)	17	(17)
Protection Program for the Euro denominated floating rate debt	EUR floating rate vs. USD floating rate swap	USD/BRL fluctuation		(0.4)	0.4	(0.7)	0.7
		EUR/USD fluctuation	1.4	(2)	2	(4)	4
		EUR Libor variation		(0.00)	0.00	(0.01)	0.01
		USD Libor variation		(0.00)	0.00	(0.00)	0.00
	Protected Items — Debts indexed to EUR	EUR/USD fluctuation	n.a.	2	(2)	4	(4)
Fair Value hedge program for the Euro denominated fixed rate debt	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation		(1)	1	(1)	1
		EUR/USD fluctuation	(17)	(329)	329	(658)	658
		EUR Libor variation		(9)	9	(18)	19
		USD Libor variation		(11)	11	(22)	21
	Protected Items — Debts indexed to EUR	EUR/USD fluctuation	n.a.	329	(329)	658	(658)
Protection Program for the USD floating rate debt	USD floating rate vs. USD fixed rate swap	USD/BRL fluctuation		(2)	2	(5)	5
		USD Libor variation	(9)	(0)	0	(0)	1
	Protected Items — Vale Inco’s Floating rate debt	USD Libor variation	n.a.	0	(0)	0	(1)
Foreign Exchange Protection Program on Coal Fixed Price Sales	Australian dollar forwards	USD/AUD fluctuation		(4)	4	(8)	8
		USD/BRL fluctuation	5	(1)	1	(2)	2
		Libor USD fluctuation		0.00	0.00	0.00	0.00
	Protected Item: Part of Vale’s costs in Australian Dollar	USD/AUD fluctuation	n.a.	4	(4)	8	(8)

Sensitivity analysis — Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Aluminum strategic cash flow protection program	Aluminum options collars	Aluminum price fluctuation		(29)	24	(59)	53
		Libor USD fluctuation	(14)	(0.002)	0.002	(0.003)	0.003
		BRL/USD fluctuation		(3)	3	(7)	7
	Sale of aluminum forward contracts	Aluminum price fluctuation		(30)	30	(59)	59
		Libor USD fluctuation	(20)	(0.01)	0.01	0.00	0.00
		BRL/USD fluctuation		(5)	5	(10)	10
	Protected Items — Part of Vale’s revenues linked to Aluminum price	Aluminum price fluctuation	n.a.	59	(54)	118	(112)
Nickel strategic cash flow protection program	Sale of nickel future/forward contracts	Nickel price fluctuation		(73)	73	(146)	146
		Libor USD fluctuation	(69)	0.0	0.0	0.0	0.0
		BRL/USD fluctuation		(17)	17	(34)	34
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	73	(73)	146	(146)
Nickel sales hedging program	Sale of nickel future/forward contracts	Nickel price fluctuation		(191)	191	(382)	382
		Libor USD fluctuation	(43)	(1)	1	(2)	2
		USD/BRL fluctuation		(11)	11	(22)	22
	Hedged Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	191	(191)	382	(382)
Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation		(23)	23	(45)	45
		Libor USD fluctuation	25
		USD/BRL fluctuation		(6)	6	(13)	13
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	23	(23)	45	(45)
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation		(6)	6	(12)	12
		Libor USD fluctuation		(0.001)	0.001	(0.003)	0.003
		USD/BRL fluctuation	(0.4)	(0.1)	0.1	(0.3)	0.3
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	6	(6)	12	(12)
Bunker Oil Purchase Protection Program	Bunker Oil forward	Bunker Oil price fluctuation		(68)	63	(136)	136
		Libor USD fluctuation	15	(0.2)	0.2	(0.5)	0.5
		USD/BRL fluctuation		(4)	4	(7)	7
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	68	(68)	136	(136)
Maritime freight hiring protection program	Forward freight agreement	Freight price fluctuation		(24)	24	(47)	47
		Libor USD fluctuation	4	(0.0)	0.0	0.0	0.0
		USD/BRL fluctuation		(1)	1	(2)	2
	Protected Item: part of Vale’s costs linked to Freight price	Freight price fluctuation	n.a.	24	(24)	47	(47)
Coal Sales Protection Program	Sale of Coal forward contracts	Coal price fluctuation		(5)	5	(9)	9
		Libor USD fluctuation	(1)	(0.00)	0.00	(0.00)	0.00
		USD/BRL fluctuation		(0)	0	(1)	1
	Protected Item: part of Vale’s revenues linked to Freight price	Coal price fluctuation	n.a.	5	(5)	9	(9)
Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation		(1)	1	(2)	2
		Libor USD fluctuation	(0.6)	0.000	0.000	(0.001)	0.001
		BRL/USD fluctuation		(0.1)	0.1	(0.2)	0.2
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	1	(1)	2	(2)

Sensitivity analysis — Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives — Raw material purchase (Niquel)	Embedded derivatives — Raw material purchase	Nickel price fluctuation		(12)	12	(24)	24
		BRL/USD fluctuation	(2)	(1)	1	(2)	2
Embedded derivatives — Raw material purchase (Cobre)	Embedded derivatives — Raw material purchase	Copper price fluctuation		(18)	18	(35)	35
		BRL/USD fluctuation	(4)	(2)	2	(4)	4
Embedded derivatives — Energy purchase	Embedded derivatives — Energy purchase — Aluminum Options	Aluminum price fluctuation		(109)	155	(153)	256
		BRL/USD fluctuation	(281)	(67)	67	(134)	134

l) Sensitivity Analysis on Derivatives from jointly controlled companies
					Amount.in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program	CDI vs. USD fixed rate swap	USD/BRL fluctuation		(42)	42	(84)	84
		USD interest rate inside Brazil variation	(44)	(0.3)	0.3	(0.7)	0.7
		Brazilian interest rate fluctuation		0.00	0.00	(0.01)	0.01
	Protected Item — Debt indexed to USD	USD/BRL fluctuation	n.a.	42	(42)	84	(84)
Hedging program	USD floating rate vs. USD fixed rate swap	USD/BRL fluctuation	(0.8)	(0.2)	0.2	(0.4)	0.4
		USD Libor variation		(0.0)	0.0	(0.1)	0.1
	Hedged item — Debt indexed to Libor	USD Libor variation	n.a.	0.0	(0.0)	0.1	(0.1)
m) Sensitivity Analysis on Debt and Cash Investments
The Company’s funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as EUR/USD and USD/BRL.

Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation
Funding	Debt denominated in USD	USD/BRL fluctuation	(6,943)	6,943	(13,886)	13,886
Funding	Debt denominated in EUR	EUR/USD fluctuation	(5)	5	(10)	10
Cash Investments	Cash denominated in BRL	No fluctuation
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(2,401)	2,401	(4,803)	4,803
n) Credit risk on financial trades and financial institutions ratings
Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s e S&P agencies for the financial institutions that we had outstanding trades as of September 30, 2010.

Parent Company	Vale’s Counterparty	Moody’s	S&P*

JP Morgan Chase & Co**	JP Morgan Chase Bank	Aa3	A+
Banco Santander SA	Banco Santander SA	Aa2	AA
Banco Santander SA	Banco Santander Brasil SA	Baa3	BBB-
BNP Paribas**	BNP Paribas Securities Corp	Aa2	AA
BNP Paribas	BNP Paribas	Aa2	AA
The Goldman Sachs Group Inc**	J Aron & Co	A1	A
Itau Unibanco Holding SA	Banco Itau BBA SA	A2	—
Societe Generale**	Banco Societe Generale do Brasil SA	Aa2	A+
Societe Generale	Societe Generale	Aa2	A+
Credit Agricole SA**	Calyon (London)	Aa1	AA-
Banco Votorantim SA	Banco Votorantim SA	A3	BB+
Itau Unibanco Holding SA**	União de Bancos Brasileiros SA	A2	—
Banco do Brasil SA	Banco do Brasil SA	A2	BBB-
Citigroup Inc**	Citibank NA (Brazil)	A1	A+
Deutsche Bank AG**	Deutsche Bank AG (London)	Aa3	A+
HSBC Holdings plc**	HSBC Bank Brasil SA — Banco Multiple	Aa2	AA-
Barclays PLC	Barclays Bank PLC	Aa3	A+
Banco Santander SA**	Banco ABN AMRO Real SA	Aa2	AA
Standard Bank PLC**	Standard Intenational Holding	Baa2	—
Banco Bradesco SA	Banco Bradesco SA	A1	BBB
BNP Paribas**	BNP Paribas Energy & Commodities	Aa2	AA
Prudential Financial Inc**	Prudential Bache Commodities Ltd (London)	Baa2	A
Natixis**	Natixis Metals Limited	Aa3	A+
Mitsui Co Ltd**	Mitsui Bussan Commodities Ltd	A2	A+

*	For brazilian Banks we used local long term deposit rating

**	Parent company’s rating
o) Market Curves
To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata were used.

1. Commodities
Aluminum

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	2,322	JUL11	2,392	MAY12	2,448
OCT10	2,329	AUG11	2,398	JUN12	2,453
NOV10	2,341	SEP11	2,405	JUL12	2,458
DEC10	2,350	OCT11	2,411	AUG12	2,463
JAN11	2,359	MOV11	2,418	SEP12	2,468
FEB11	2,363	DEC11	2,422	OCT12	2,473
MAR11	2,368	JAN12	2,428
APR11	2,375	FEB12	2,433
MAY11	2,380	MAR12	2,438
JUN11	2,385	APR12	2,443
Nickel

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	23,406	JUL11	23,244	MAY12	22,410
OCT10	23,420	AUG11	23,158	JUN12	22,330
NOV10	23,380	SEP11	23,072	JUL12	22,253
DEC10	23,400	OCT11	22,986	AUG12	22,176
JAN11	23,425	NOV11	22,900	SEP12	22,099
FEB11	23,405	DEC11	22,815	OCT12	22,022
MAR11	23,390	JAN12	22,734
APR11	23,370	FEB12	22,653
MAY11	23,350	MAR12	22,572
JUN11	23,330	APR12	22,491
Copper

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	3.65	DEC10	3.66	FEB11	3.66
OCT10	3.65	JAN11	3.66	MAR11	3.67
NOV10	3.65
Bunker Oil

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	453	JUL11	478	MAY12	496
OCT10	453	AUG11	478	JUN12	496
NOV10	452	SEP11	478	JUL12	496
DEC10	451	OCT11	484	AUG12	496
JAN11	461	NOV11	484	SEP12	496
FEB11	461	DEC11	484	OCT12	496
MAR11	461	JAN12	496
APR11	470	FEB12	496
MAY11	470	MAR12	496
JUN11	470	APR12	496
Aluminum — Volatility

Maturity	Vol (%a.a.)	Maturity	Vol (%a.a.)	Maturity	Vol (%a.a.)
VOLSPOT	24.4	VOL9M	27.2	VOL4A	24.4
VOL1M	27.1	VOL1A	26.9	VOL5A	23.9
VOL3M	27.7	VOL2A	25.9	VOL7A	23.9
VOL6M	27.5	VOL3A	25.1	VOL10A	23.9
FFA — Forward Freight Agreement

Maturity	Price (USD/day)	Maturity	Price (USD/day)	Maturity	Price (USD/day)
SPOT	31,942	JUL11	25,906	MAY12	24,666
OCT10	32,016	AUG11	25,906	JUN12	24,666
NOV10	32,191	SEP11	25,906	JUL12	24,666
DEC10	31,703	OCT11	26,247	AUG12	24,666
JAN11	28,125	NOV11	26,247	SEP12	24,666
FEB11	28,125	DEC11	26,247	OCT12	24,666
MAR11	28,125	JAN12	24,666
APR11	27,063	FEB12	24,666
MAY11	27,063	MAR12	24,666
JUN11	27,063	APR12	24,666
Coal

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	88.5	JUL11	95.0	MAY12	100
OCT10	87	AUG11	95.0	JUN12	100
NOV10	88.5	SEP11	95.0	JUL12	100
DEC10	89.25	OCT11	96.8	AUG12	100
JAN11	90.3	NOV11	96.8	SEP12	100
FEB11	91.0	DEC11	96.8	OCT12
MAR11	91.0	JAN12	100.0
APR11	93.3	FEB12	100.0
MAY11	93.3	MAR12	100.0
JUN11	93.3	APR12	100.0

2. Rates
USD-Brazil Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
11/1/2010	2.40	10/1/2012	2.34	4/1/2015	3.27
12/1/2010	2.18	1/2/2013	2.45	7/1/2015	3.36
1/3/2011	2.07	4/1/2013	2.49	10/1/2015	3.43
2/1/2011	1.95	7/1/2013	2.55	1/4/2016	3.46
4/1/2011	1.96	10/1/2013	2.64	7/1/2016	3.61
7/1/2011	1.98	1/2/2014	2.71	1/2/2017	3.76
10/3/2011	2.01	4/1/2014	2.84	1/2/2018	4.00
1/2/2012	2.07	7/1/2014	2.96	1/2/2019	4.07
4/2/2012	2.11	10/1/2014	3.04	1/2/2020	4.23
7/2/2012	2.22	1/2/2015	3.18	1/4/2021	4.41
US Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
USD1M	0.26	USD6M	0.46	USD11M	0.71
USD2M	0.27	USD7M	0.51	USD12M	0.77
USD3M	0.29	USD8M	0.56	USD2A	0.51
USD4M	0.34	USD9M	0.61	USD3A	0.75
USD5M	0.41	USD10M	0.66	USD4A	1.06
TJLP

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
10/1/2010	6.00	10/1/2012	6.00	10/1/2014	6.00
11/1/2010	6.00	1/1/2013	6.00	1/1/2015	6.00
1/1/2011	6.00	4/1/2013	6.00	4/1/2015	6.00
4/1/2011	6.00	7/1/2013	6.00
7/1/2011	6.00	10/1/2013	6.00
BRL Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
10/11/2010	10.64	1/2/2012	11.43	1/2/2014	11.75
11/1/2010	10.64	4/2/2012	11.58	4/1/2014	11.72
12/1/2010	10.63	7/2/2012	11.74	7/1/2014	11.74
1/3/2011	10.65	10/1/2012	11.83	10/1/2014	11.70
2/1/2011	10.67	1/2/2013	11.82	1/2/2015	11.68
4/1/2011	10.72	4/1/2013	11.81	4/1/2015	11.66
7/1/2011	10.94	7/1/2013	11.80	7/1/2015	11.64
10/3/2011	11.23	10/1/2013	11.77	10/1/2015	11.62
3. Currencies
EURO

Maturity	EUR/USD	Maturity	EUR/USD	Maturity	EUR/USD
EURSPOT	1.36	EUR9M	1.36	EUR4A	1.35
EUR1M	1.36	EUR1A	1.36	EUR5A	1.36
EUR3M	1.36	EUR2A	1.35	EUR7A	1.38
EUR6M	1.36	EUR3A	1.35	EUR10A	1.41
AUD

Maturity	AUD/USD	Maturity	AUD/VSD	Maturity	AUD/USD
AUDSPOT	0.96	AUD9M	0.93	AUD4A	0.81
AUD1M	0.96	AUD1A	0.92	AUD5A	0.79
AUD3M	0.95	AUD2A	0.88	AUD7A	0.75
AUD6M	0.94	AUD3A	0.84	AUD10A	0.71
Currencies — Ending rates

USD/CAD	1.0340	USD/BRL	1.6942	EUR/USD	1.3622

	Consolidated								Parent Company
	Assets				Liabilities				Asset
	September 30, 2010				September 30, 2010				September 30, 2010	December 31,
	(unaudited)		31-Dec-09		(unaudited)		December 31, 2009		(unaudited)	2009
	Current	Non current	Current	Non current	Current	Non current	Current	Non current	Non current	Non current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swaps	—	1,464,198	—	1,383,611	—	—	—	—	1,156,456	1,058,303
Euro floating rate vs. USD floating rate swap	—	1,432	—	2,559	—	—	—	—	1,432	2,559
USD floating rate vs. CDI	—	—	—	—	44,209	—	38,829	23,364	—	—
USD vs. fixed rate swap	—	—	—	—	688	291	926	—	—	—
NDF swap	3,023	—	—	—	—	—	160	—	—	—
USD floating rate vs. USD fixed rate swap	—	—	—	—	—	8,812	12,003	2,159	—	—
EuroBonds swap	—	—	—	—	—	17,376	—	—	—	—
AUD forward purchase	4,856	—	—	14,946	—	—	—	—	—	—

	7,879	1,465,630	—	1,401,116	44,897	26,479	51,918	25,523	1,157,888	1,060,862
Fixed price purchase/ sale	23,735	493	21,780	2,909	21,620	430	4,495	13,687	—	—
Strategic program	—	—	—	—	86,560	—	55,553	—	—	—
Maritime freight hiring protection program	8,159	—	50,448	—	—	—	—	—	—	—
Aluminium	—	—	—	—	—	—	27,640	466	—	—
Bunker oil	—	17,598	84,573	—	—	—	—	—	—	—
Coal	—	—	—	—	1,892	—	—	—	—	—
Copper	—	—	—	—	637	—	—	—	—	—

	31,894	18,091	156,801	2,909	110,709	430	87,688	14,153	—	—
Derivatives designated as hedge
Cash flow hege	—	323,077	26,131	102,059	—	—	—	—	323,077	36,828
Strategic nickel	—	—	—	—	—	43,337	—	—	—	—
Aluminium	—	—	—	—	—	—	123,989	—	—	—

	—	323,077	26,131	102,059	—	43,337	123,989	—	323,077	36,828

Total	39,773	1,806,798	182,932	1,506,084	155,606	70,246	263,595	39,676	1,480,965	1,097,690

The effects of derivatives on equity
The effects of hedge accounting that affects the stockholders’ equity are as follows:

			Consolidated (Nine months)
	Moeda	Alumínio	Niquel	Total
Balance on January 31, 2009	—	—	—	—
Fair value measurement	13,504	10,691	—	24,195

Total period variance	13,504	10,691	—	24,195

Balance on September 30, 2009	13,504	10,691	—	24,195

			Consolidated (Nine months)
	Moeda	Alumínio	Niquel	Total
Balance on January 31, 2010	68,603	(63,234)	—	5,369
Fair value measurement	238,815	(8,836)	(43,336)	186,643
Transference to financial results due to settlement	(43,957)	51,625	—	7,668

Total period variance	194,858	42,789	(43,336)	194,311

Balance on September 30, 2010	263,461	(20,445)	(43,336)	199,680

The effects of derivatives on income statement

	Amount of gain or (loss) recognized in financial income (expense)
	Consolidated				Parent Company
	As of and for the three-month
	period ended
	(unaudited)		Accumulated (unaudited)		Accumulated (unaudited)
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010	2009
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swaps	753,701	825,110	324,524	2,819,615	256,954	2,240,067
USD floating rate vs. USD fixed rate swap	(16,460)	(2,728)	(17,671)	(3,892)	—	—
Euro floating rate vs. USD floating rate swap	813	240	(907)	(316)	(907)	(317)
AUD forward purchase	2,513	4,874	4,085	23,703	—	—
USD floating rate vs. CDI	(190)	—	(798)	—	—	—
NDF swap	5,464	—	6,464	—	—	—
Floating Libor vs. fixed Libor swap	(977)	—	(3,334)	—	—	—
EuroBonds swap	125,214	—	(15,874)	—	—	—
Swap Convertibles	—	—	67,111	—	67,111	—
Commodities price risk
Nickel
Fixed price purchase/ sale	(9,159)	27,642	8,100	92,489	—	—
Nickel purchase program	—	(24,111)	—	(87,592)	—	—
Strategic program	(62,308)	(91,706)	(154,086)	(174,531)	—	—
Copper scraps/ strategic copper	(1,212)	(48)	(663)	(606)	—	—
Strategic copper	—	—	—	—	—	—
Natural gas	—	(889)	—	(8,941)	—	—
Maritime freight hiring protection program	16,114	(82,651)	(17,885)	(13,078)	—	17,469
Bunker oil	6,651	18,743	(17,969)	43,584	—	—
Coal	2,139	—	(3,532)	—	—	—
Embedded derivatives
Fixed price nickel sales	—	(23,237)	—	(150,198)	—	—
Customer raw material purchase	—	(16,694)	—	(47,269)	—	—
Energy purchase — aluminum options	(76,600)	—	(76,134)	—	—	—

Derivatives designated as hedge
Cash flow hedge	107,415	—	140,789	—	140,788	—

	853,118	634,545	242,220	2,492,968	463,946	2,257,219

	Consolidated
	As of and for the three-month				Financial settlement
	period ended				Parent Company
	(unaudited)		Accumulated (unaudited)		Accumulated (unaudited)
	September 30,	September 30,
	2010	2009	30/09/10	30/09/09	30/09/10	30/09/09

Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swaps	(58,626)	(56,956)	(243,936)	(315,448)	(158,801)	(237,105)
USD floating rate vs. USD fixed rate swap	2,382	3,904	8,513	11,301	—	—
Euro floating rate vs. USD floating rate swap	—	—	(221)	(894)	(221)	(894)
AUD forward purchase	(1,588)	(2,434)	(14,176)	(5,272)	—	—
USD floating rate vs. CDI	2,905	—	35,654	—	—	—
NDF swap	(3,281)	—	(3,281)	—	—	—
Floating Libor vs. fixed Libor swap	190	—	664	—	—	—
EuroBonds swap	(1,502)		(1,502)	—	—	—
Swap Convertibles	—	—	(67,110)	—	(67,111)	—
Commodities price risk
Nickel
Fixed price purchase/ sale	(14,436)	18,937	(12,128)	91,037	—	—
Strategic program	27,990	65,703	117,340	65,703	—	—
Copper scraps/ strategic copper	(118)	174	(118)	(54)	—	—
Natural gas	—	3,319	—	10,930	—	—
Maritime freight hiring protection program	10,690	(46,680)	(24,405)	(56,809)	—	(17,471)
Bunker oil	(7,731)	(9,894)	(49,007)	(11,357)	—	—
Aluminum	—	—	27,640	—	—	—
Coal	1,067	—	1,641	—	—	—
Derivatives designated as hedge
Cash flow hedge	(130,031)	—	(184,746)	—	(140,788)	—
Aluminium	5,285	—	51,626	—	—	—

	(166,804)	(23,927)	(357,552)	(210,863)	(366,921)	(255,470)

The maturities dates of the consolidated financial instruments are as follows:

Interest rates / Currencies	Janeiro de 2015
Aluminum	Dezembro de 2010
Bunker Oil	Dezembro de 2011
Freight	Dezembro de 2010
Copper	Julho de 2012
Coal	Dezembro de 2010
Copper	Janeiro de 2011

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Jorge Luiz Pacheco
Sérgio Ricardo Silva Rosa	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Chairman
Jorge Luiz Pacheco
José Mauro Mettrau Carneiro da Cunha	Aníbal Moreira dos Santos
José Ricardo Sasseron	Antônio José de Figueiredo Ferreira
Ken Abe	Nelson Machado
Luciano Galvão Coutinho
Oscar Augusto de Camargo Filho	Alternate
Renato da Cruz Gomes	Cícero da Silva
Sandro Kohler Marcondes	Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate
Executive Officers
Deli Soares Pereira
Hajime Tonoki	Roger Agnelli
João Moisés de Oliveira	Chief Executive Officer
Luiz Augusto Ckless Silva
Luiz Carlos de Freitas	Carla Grasso
Luiz Felix Freitas	Executive Officer for Human Resources and Corporate
Paulo Sergio Moreira da Fonseca	Services
Raimundo Nonato Alves Amorim
Rita de Cássia Paz Andrade Robles	Eduardo de Salles Bartolomeo
Wanderlei Viçoso Fagundes	Executive Officer for Integrated Bulk Operations

Advisory Committees of the Board of Directors	Eduardo Jorge Ledsham
Executive Office for Exploration, Energy and Projects
Controlling Committee
Luiz Carlos de Freitas	Guilherme Perboyre Cavalcanti
Paulo Ricardo Ultra Soares	Chief Financial Officer and Investor Relations
Paulo Roberto Ferreira de Medeiros
José Carlos Martins
Executive Development Committee	Executive Officer for Marketing, Sales and
João Moisés de Oliveira	Strategy
José Ricardo Sasseron
Oscar Augusto de Camargo Filho	Mário Alves Barbosa Neto
Executive Officer for Fertilizers
Strategic Committee
Roger Agnelli	Tito Botelho Martins
Luciano Galvão Coutinho	Executive Officer for Base Metals Operations
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho	Marcus Vinícius Dias Severini
Sérgio Ricardo Silva Rosa	Chief Officer of Accounting and Control Department

Finance Committee	Vera Lúcia de Almeida Pereira Elias
Guilherme Perboyre Cavalcanti	Chief Accountant
Luiz Maurício Leuzinger	CRC-RJ — 043059/O-8
Ricardo Ferraz Torres
Wanderlei Viçoso Fagundes

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2010	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations